Exhibit 99.2

SUPREME COURT OF THE STATE OF NEW YORK

COUNTY OF NEW YORK

x
IN RE RENREN, INC. DERIVATIVE LITIGATION	: : : : : :	Index No. 653594/2018 STIPULATION OF SETTLEMENT Hon. Andrew Borrok, J.S.C. IAS Part 53
x

This Stipulation of Settlement (the “Stipulation”), dated October 7, 2021, is entered into between and among the parties to the above-captioned action (the “Action”), by and through their respective counsel, namely: (i) plaintiffs Heng Ren Silk Road Investments LLC (“Heng Ren”), Oasis Investments II Master Fund Ltd. (“Oasis”), and Jodi Arama (“Arama”) (collectively, “Plaintiffs”), on behalf of themselves as well as derivatively in the right of and for the benefit of nominal defendant Renren, Inc. (“Renren” or the “Company”) and (ii) defendants Joseph Chen (“Chen”), David K. Chao (“Chao”); DCM III, L.P., DCM III-A, L.P., DCM Affiliates Fund III, L.P., and DCM Investment Management III, LLC (collectively, the “DCM Defendants”); Duff & Phelps, LLC (“Duff & Phelps”); Oak Pacific Investment (“OPI”); Social Finance, Inc. (“SoFi”); SoftBank Group Capital Limited (“SoftBank GCL”); SoftBank Group Corp. (“SoftBank Group”); SB Pan Pacific Corporation (“SoftBank PPC” and collectively with SoftBank GCL and SoftBank Group, the “SoftBank Defendants”); Renren SF Holdings, Inc. (“Renren SF”); and Renren Lianhe Holdings (“Renren Lianhe”) (collectively, “Defendants,” which term does not include Renren). Plaintiffs, Renren, and Defendants are referred to herein individually as a “Party” and collectively as the “Parties.” This Stipulation states all of the terms of settlement and resolution of the Action and is intended by the Parties to fully and finally compromise, resolve, discharge and settle the Released Claims, as defined herein, subject to the approval of the Supreme Court of the State of New York, New York County, Commercial Division (the “Court”).

WHEREAS,

A.               On September 30, 2016, Renren, a Cayman Islands corporation, publicly disclosed its intention to spin off a newly formed subsidiary to hold the Company’s Investments (as defined herein);

B.             On December 22, 2016, Renren publicly disclosed that the Company’s board of directors formed a special committee (the “Special Committee”) consisting of Tianruo Pu (“Pu”), Stephen Tappin (“Tappin”), and Hui Huang (“Huang”), to review the terms of a proposed transaction, and that the board of directors had received a preliminary non-binding proposal from Chen (the Company’s founder, chairman, and chief executive officer), James Jian Liu (“Liu”) (the Company’s executive director and chief operating officer), and SoftBank GCL to purchase shares of the newly formed subsidiary that were not being distributed in the proposed transaction;

C.              Renren further announced that the preliminary non-binding proposal with respect to the potential transaction would value the newly formed subsidiary at US$500 million, net of debt;

D.                On December 30, 2016, Renren publicly disclosed that the Special Committee had retained Duff & Phelps as its financial advisor;

E.              On September 14, 2017, OPI was formed as a Cayman Islands corporation and as a direct wholly owned subsidiary of Renren for the purpose of Renren’s transfer of its Investments;

F.                Subsequently, Renren transferred to OPI minority interests in 44 portfolio companies, among other things (collectively, the “Investments”), including all of Renren’s shares of SoFi, which constituted, by value, Renren’s largest single investment;

G.               On April 30, 2018, Renren publicly disclosed the transaction (the “Transaction”), which involved, among other things, (i) the offering of shares in OPI (the “Private Placement”) to shareholders of Renren (including holders of Renren’s American depositary shares (“ADSs”)) who qualified as “Eligible Shareholders” (consisting of “accredited investors” under the Securities Act of 1933 and “qualified purchasers” under the Investment Company Act of 1940 but not residents of a defined “Excluded Jurisdiction” where the Private Placement would be prohibited); (ii) a cash dividend (the “Cash Dividend”) payable to shareholders of Renren (including ADS holders) other than Eligible Shareholders who accept the Private Placement offer, in an amount calculated as $500 million (the “OPI Net Asset Value”) divided by the number of Renren shares (and ADSs) held by shareholders not participating in the Private Placement; and (iii) the separation of OPI from Renren (the “Separation”);

H.              Renren further disclosed that, upon the closing of the Transaction, Renren would continue as a publicly held entity with its remaining businesses and holdings, OPI would be spun off as a privately held entity that owned the Investments, and Renren would no longer own any shares of OPI;

I.               The Special Committee approved the Transaction, determined the OPI Net Asset Value, and received a fairness opinion from Duff & Phelps, dated April 23, 2018, that the Cash Dividend was fair from a financial point of view to Renren’s shareholders and ADS holders (other than the Eligible Shareholders who waived the Cash Dividend and elected to receive shares of OPI in the Private Placement);

J.                 The Transaction was completed in June 2018. Renren paid a cash dividend of $0.6125 per ordinary share of Renren, or $9.1875 per ADS (totaling $134.3 million in the aggregate), to shareholders and ADS holders other than Eligible Shareholders who accepted the Private Placement;

K.               On July 19, 2018, Plaintiffs Heng Ren and Oasis filed a complaint in the Court captioned as Heng Ren Silk Road Investments LLC, et al. v. Chen, et al., Index No. 653594/2018, asserting derivative claims on behalf of Renren against Chen and Chao in connection with the Transaction;

L.              On December 5, 2018, Plaintiff Arama filed a complaint in the Court captioned as Arama v. Chen, et al., Index No. 656041/2018, asserting derivative claims on behalf of Renren against Chen, Chao, the DCM Defendants, and Duff & Phelps in connection with the Transaction;

M.              On February 28, 2019, the Court issued an order (i) consolidating the Arama action into the Heng Ren Silk Road Investments LLC action under the new caption, In re Renren, Inc. Derivative Litigation, Index No. 653594/2018; (ii) appointing Plaintiffs Heng Ren, Oasis, and Arama as lead plaintiffs; and (iii) appointing the law firms of Reid Collins & Tsai LLP, Grant & Eisenhofer P.A., and Gardy & Notis, LLP as co-lead counsel for Plaintiffs (together, “Lead Counsel”);

N.              On March 7, 2019, Plaintiffs filed a consolidated complaint against Chen, Chao, the DCM Defendants, OPI, and Duff & Phelps (the “Consolidated Complaint”). The Consolidated Complaint asserted various derivative claims on behalf of Renren under Cayman Islands law and New York law in connection with the Transaction, and included allegations that Renren was controlled by Chen, Chao, the DCM Defendants, Liu, and SoftBank, and that Chen, Chao and other insiders, aided and abetted and assisted by the DCM Defendants and Duff & Phelps, had caused Renren to transfer its Investments at an undervalued price in the Transaction, benefitting certain Defendants and harming Renren;

O.               On May 2, 2019, the Court entered an order permitting bifurcated briefing on the expected motions to dismiss, such that the Parties would first brief matters relating to service of process, personal jurisdiction, and standing, followed by separate briefing on all other issues relating to failure to state causes of action, if appropriate;

P.               On May 10, 2019, Chen, Chao, the DCM Defendants, OPI, Duff & Phelps, and Renren filed motions to dismiss the Action, asserting, among other things, that the Court lacked personal jurisdiction, that service of process was not properly completed, and that Cayman Islands law did not permit Plaintiffs to assert the claims alleged derivatively on behalf of Renren;

Q.               Plaintiffs opposed the motions, and on May 7, 2020 and on May 11, 2020, the Court held oral argument;

R.               On May 20, 2020, the Court issued an Order (67 Misc3d 1219[A]) denying the motions to dismiss in all respects (the “Motion to Dismiss Order”);

S.              On June 22 and 23, 2020, Chen, Chao, the DCM Defendants, OPI, Duff & Phelps, and Renren filed notices of appeal to the Appellate Division, First Judicial Department, of the Supreme Court of the State of New York (the “Appellate Division”), seeking to overturn the Motion to Dismiss Order;

T.               On July 2, 2020, Chen, Chao, the DCM Defendants, OPI, and Renren filed answers to the Consolidated Complaint, in which they asserted various affirmative defenses to Plaintiffs’ claims and denied any allegations of wrongdoing or damages;

U.               On July 3, 2020, Duff & Phelps, instead of filing an answer, filed a motion to dismiss the Consolidated Complaint for failure to state a cause of action, which motion Plaintiffs opposed;

V.              Following the Motion to Dismiss Order, the Parties engaged in over a year’s worth of document discovery relating to the claims in the Action;

W.              Plaintiffs sought document discovery and interrogatory responses from Defendants and served subpoenas on non-parties, including Skadden, Arps, Slate, Meagher & Flom LLP, O’Melveny & Myers LLP, Bank of America N.A., Silver Lake Partners Technology Associates IV, L.P., Sharespost, Inc., and SoFi (before it became a party to the Action);

X.               In the aggregate, Defendants and non-parties have produced to date over 115,000 documents in the Action totaling more than 792,000 pages and including documents written in Mandarin Chinese, which required professional third-party translation;

Y.              Similarly, Defendants sought document discovery and interrogatory responses from Plaintiffs, leading to the production of over 4,700 documents;

Z.               On November 20, 2020, Plaintiffs filed their omnibus response to Chen, Chao, DCM Defendants, OPI, and Renren’s appellate briefs in the Appellate Division;

AA.          In November 2020, Plaintiffs, Chen, Chao, the DCM Defendants, OPI, Duff & Phelps, and Renren agreed to participate in a settlement mediation with Judge Layn Phillips, a retired Federal District Judge, acting as a private mediator. Prior to mediation, the parties submitted detailed mediation statements setting forth their respective factual and legal arguments;

BB.           Mediation sessions were held on January 6 and January 7, 2021, but did not result in an agreement to resolve the Action, although the Parties continued discussions with the mediator over the following months;

CC.           After the appeal of the Motion to Dismiss Order was briefed, the Appellate Division held oral argument on February 25, 2021, and, on March 18, 2021, the Appellate Division unanimously affirmed the Motion to Dismiss Order (192 A.D.3d 539 (1st Dep’t 2021));

DD.           On March 22, 2021, Plaintiffs filed an amended and supplemental consolidated complaint (the “Complaint”) that included the prior claims against Chen, Chao, the DCM Defendants, OPI, and Duff & Phelps, and added new claims against SoFi, the SoftBank Defendants, and Renren SF and Renren Lianhe, allegedly based on information learned through discovery. Among other things, the Complaint included new allegations that (i) the SoftBank Defendants had aided and abetted and assisted the alleged breaches of fiduciary duties owed by Chen, Liu, Chao, and the Special Committee in connection with the Transaction; and (ii) in March 2019 and October 2019, OPI and its wholly owned subsidiaries had fraudulently conveyed interests in SoFi stock to SoFi (and later SoftBank GCL);

EE.          On April 13, 2021, Plaintiffs filed a motion for a preliminary injunction or prejudgment attachment seeking equitable relief to prevent further divestitures by OPI of SoFi shares and other investments;

FF.           OPI, Renren SF, and Renren Lianhe (collectively, the “OPI Defendants”) filed an opposition to the motion, and, on May 14, 2021, the Court held oral argument;

GG.         On April 19, 2021, Chen, Chao, the DCM Defendants, OPI, Duff & Phelps, and Renren filed motions in the Appellate Division for leave to appeal the affirmance of the Motion to Dismiss Order to the Court of Appeals of the State of New York;

HH.           Plaintiffs opposed those motions for leave to appeal, and, on June 22, 2021, the Appellate Division denied leave to appeal;

II.               In response to the new claims alleged in the Complaint, the OPI Defendants filed, on May 6, 2021, a motion to dismiss those new causes of action; SoFi filed its motion to dismiss on May 10, 2021; and the SoftBank Defendants filed their motion to dismiss on June 30, 2021, all of which Plaintiffs opposed;

JJ.              On May 14, 2021, following oral argument on Plaintiffs’ motion for a preliminary injunction or prejudgment attachment, the Court issued an order granting attachment and denying the preliminary injunction as moot given the completion of the transfers and the remedy of attachment, and directed Plaintiffs to file a proposed order of attachment by May 18, 2021;

KK.           On May 18, 2021, Plaintiffs filed a proposed order of attachment pursuant to the Court’s May 14, 2021 Order;

LL.          On May 24, 2021, the Court entered an Order of Attachment (the “Attachment Order”) which directed the levy of assets held by the OPI Defendants up to the amount of $560 million and prohibited the OPI Defendants from disposing of any assets or making any payment beyond routine business expenses in amount not to exceed $400,000 per month without Court approval. The Attachment Order also required Plaintiffs to post a $1 million undertaking with the Court within 10 days of the Attachment Order, which Plaintiffs did;

MM.      On May 27, 2021, and June 2, 2021, the OPI Defendants filed a notice of appeal to the Appellate Division, seeking to overturn the Attachment Order and, on June 1, 2021, filed in the Appellate Division an emergency motion to stay or modify the Attachment Order pending appeal;

NN.         On June 28, 2021, Plaintiffs filed a notice of cross-appeal to the Appellate Division relating to the denial of their request for a preliminary injunction;

OO.         Following entry of the Attachment Order, Plaintiffs and the OPI Defendants met and conferred and agreed to resolve by stipulation the appeal of the Attachment Order, which stipulation included certain relief Plaintiffs had sought through the Attachment Order;

PP.           On July 7, 2021, the Court approved and entered the agreed upon stipulation, thereby vacating and superseding the Attachment Order and ordering certain, agreed upon restrictions on the OPI Defendants’ transfer of assets, the proceeds of certain asset sales, and the location of certain proceeds (the “Order”);

QQ.          On July 8, 2021, Plaintiffs and the OPI Defendants withdrew as moot the notice and cross-notice of appeal to the Appellate Division relating to the Attachment Order;

RR.            On July 23, 2021, the Parties commenced another mediation with Judge Philips, and, while the mediation did not result in an agreement to resolve the Action that day, the Parties continued discussions with the mediator over the following months, which resulted in the Settlement (as defined herein) set forth in this Stipulation;

SS.             Plaintiffs, through Plaintiffs’ Counsel (as defined herein), state that they conducted an investigation and pursued discovery relating to the claims and the underlying events and transactions alleged in the Action. Plaintiffs’ Counsel state that they analyzed the evidence obtained during their investigation and discovery, including more than 115,000 documents and 792,000 total pages produced by Defendants and non-parties during discovery in the Action (many of which were in Mandarin Chinese), researched the applicable law with respect to the claims asserted in the Action and the potential defenses thereto (and retained and consulted with foreign law experts on Cayman Islands law and Chinese law), and engaged and consulted with financial experts with respect to potential damages recoverable in the Action;

TT.            Based on their investigation and prosecution of the Action, Plaintiffs and Plaintiffs’ Counsel concluded that the terms and conditions of this Stipulation are fair, reasonable, and adequate to, and in the best interests of, Renren and Renren Shareholders (as defined herein);

UU.         Defendants deny any liability or wrongdoing in connection with the claims alleged in the Complaint and contend that they have meritorious factual and legal defenses to Plaintiffs’ claims. They have agreed to enter into this Stipulation, without any admission of liability or wrongdoing, solely to avoid further uncertainty, expense, inconvenience, and the distraction of burdensome and protracted litigation, and to obtain the releases, orders, and judgment contemplated by this Stipulation, and to put to rest with finality all claims that have been or could have been asserted against Defendants, as more particularly set forth below; and

VV.           The Parties recognize that the Action was commenced and prosecuted by Plaintiffs in good faith and defended by Defendants in good faith, and that the Parties, through experienced counsel, have negotiated all of the terms and conditions of this Stipulation at arm’s length through the assistance of an experienced mediator, and all terms, conditions, and exhibits that are part of or annexed to this Stipulation are material and necessary to this Stipulation and have been relied upon by the Parties,

NOW THEREFORE, without any admission or concession on the part of Plaintiffs of any lack of merit of the Action whatsoever and without any admission or concession of any liability or wrongdoing whatsoever on the part of Defendants,

IT IS HEREBY STIPULATED AND AGREED, by the Parties to the Action, subject to the approval of the Court and pursuant to New York Business Corporation Law § 626 and other applicable law and the other conditions set forth herein, for good and valuable consideration, the sufficiency of which is hereby acknowledged, that the Action shall be finally and fully settled, compromised, released and dismissed, on the merits and with prejudice, on the terms set forth below:

A.	Definitions

1.                  In addition to the terms defined above, the following additional terms, used in this Stipulation, shall have the meanings specified below:

a.                   “Administrator” means Epiq Class Action & Claims Solutions, Inc.

b.                  “Business Day” means a day other than a Saturday, Sunday, public or bank holiday in the United States.

c.                   “CitiBank” means CitiBank, N.A.

d.                 “Corporate Governance Changes” means the changes that Renren has agreed to effectuate at Renren in connection with the Settlement as explained below.

e.                   “Defendant Releasees” means any and all of the Defendants and the D&O Releasees and each of their respective current and former directors, officers, employees, agents, attorneys, advisors, representatives, principals, affiliates, subsidiaries, parents, divisions, members, partners, limited partners, former and current shareholders, predecessors, successors, assigns and insurers.

f.                  “Depositary” means CitiBank, a national banking association organized under the laws of the United States of America acting in its capacity as depositary for Renren’s ADS facility pursuant to that certain Deposit Agreement, dated as of May 4, 2011 (and as amended), by and among Renren, CitiBank, as depositary, and all holders and beneficial owners of ADSs issued thereunder.

g.                “D&O Releasees” means Liu, Tappin, Huang, Pu, and Thomas Ren and each of their agents, attorneys, advisors, representatives, heirs, successors, and assigns.

h.                “Distribution Costs” means all costs and expenses associated with distributing the Net Settlement Amount to Renren Shareholders.

i.                    “Duff & Phelps Release” means the release between Duff & Phelps and Defendants as set forth below in paragraph 16.

j.                    “Effective Date” means the first date on which approval of the Settlement by the Court has become Final.

k.                  “Final” with respect to the judgment approving this Settlement or any other court order means: (i) if no appeal from an order or judgment is taken by any objecting Renren Shareholders, the date on which the time for taking such an appeal expires, or (ii) if any appeal is taken by any objecting Renren Shareholders, the date on which all direct appeals, including petitions for rehearing or re-argument, have been finally disposed of (whether through expiration of time to file, denial of any request for review, affirmance on the merits or otherwise) in a manner that does not result in any material alteration of the order or judgment. Notwithstanding the foregoing, the Court’s ruling or failure to rule on any application for attorneys’ fees or expenses or any modification of the Litigation Fees and Expenses Award shall not preclude any judgment approving the Settlement from becoming Final. Nor shall any appeal regarding any Requested Renren Shareholder Release, as contemplated in paragraph 17 herein, preclude any other order or judgment from becoming Final.

l.                  “Final Order and Judgment” or “Judgment” means the Final Order and Judgment of the Court, substantially in the form attached hereto as Exhibit C, approving the Settlement and dismissing with prejudice the claims asserted against the Defendants in the Action without costs to any Party (except as provided in this Stipulation).

m.                “Litigation Fee and Expenses Award” means any amount of attorneys’ fees and expense reimbursement awarded by the Court upon an application by Plaintiffs’ Counsel, as described in paragraph 20 of this Stipulation.

n.                “Net Settlement Amount” means the Settlement Amount (including the True Up paid by the OPI Payors, if required), less Settlement Fund Expenses.

o.                 “Notice” means the Notice to Shareholders (and ADS Holders) of Renren, Inc. of Proposed Settlement of Derivative Action, Settlement Hearing and Right to Appear, substantially in the form attached hereto as Exhibit B.

p.                 “Notice Costs” means all costs and expenses associated with providing Notice to Renren Shareholders, excluding the cost of Plaintiffs’ Counsel for preparing such notice and obtaining Court approval of its form.

q.                  “OPI Payors” means Chen and OPI.

r.                 “Order” means the Stipulation and Order Regarding the Order of Attachment, entered by the Court on July 7, 2021 (NYSCEF No. 649).

s.                 “Plaintiffs’ Counsel” means Reid, Collins & Tsai, LLP, Gardy & Notis, LLP, Grant & Eisenhofer P.A., and Ganfer Shore Leeds & Zauderer LLP.

t.                    “Record Date” means the earliest practicable date after the Effective Date consistent with the terms of the Deposit Agreement and/or the requirements of any applicable New York Stock Exchange rule(s), if any (including, but not limited to, Rule 204.12) or other applicable securities laws and regulations (including, but not limited to, Rule 10b-17 promulgated pursuant to the Securities Exchange Act of 1934); provided, that the Record Date shall not be fixed prior to the full payment of the Initial Settlement Deposit to the Settlement Account. Once the specific date of the Record Date is determined, Renren shall file a Form 6-K and comply with the Deposit Agreement to publicly announce that date.

u.                  “Register” means Renren’s register of members.

v.                 “Released Claims” means all Released Defendants’ Claims and all Released Plaintiffs’ Claims (including, but not limited to, for the avoidance of doubt, all Released Plaintiffs’ Claims with respect to the Defendant Releasees and Renren).

w.                “Released Defendants’ Claims” means any claims, causes of action, rights or remedies, including Unknown Claims, that have been or could have been asserted in the Action or in any forum by Defendants or any of them or their respective successors and assigns against Plaintiffs, Plaintiffs’ Counsel, Renren and each of their respective predecessors, successors, affiliates, heirs, agents, executors, administrators and assigns, and any persons they represent, known or unknown, relating to the investigation, initiation, prosecution, defense, and/or resolution of the Action; provided, however, that such release shall not waive or release any claims, rights or remedies that Defendants may have with respect to obligations pursuant to the terms of the Stipulation or with respect to obligations or rights pursuant to any other agreement or undertaking between or among Defendants and/or Renren in connection with the Settlement. Nor shall anything contained in this Stipulation release any past, present, or future claims on the part of any current or former Renren officers or directors for (i) indemnification against Renren, except that a Defendant may not seek indemnification from Renren with respect to any amount contributed by or on behalf of the Defendant to the Settlement Amount and/or the True Up; and/or (ii) coverage under Renren’s insurance policies. For the sake of clarity, “Released Defendants’ Claims” shall not include claims to enforce the terms of the Settlement.

x.                  “Released Plaintiffs’ Claims” means any claims, causes of action, rights or remedies, including Unknown Claims, that have been or could have been asserted in the Action or in any forum by Plaintiffs or Renren, or by Plaintiffs’ shareholders, officers, directors, employees and their respective parents, subsidiaries and other affiliates, on their own behalf and on behalf of each of their respective predecessors, successors, heirs, agents, executors, administrators and assigns, and any person they represent, and on behalf of Renren, against (i) any and all Defendant Releasees or (ii) Renren Releasees as set forth in in paragraph 16.a, in each case based upon, arising out of, or in any way relating to any of the facts, acts, omissions, transactions, events or occurrences that were or could have been alleged in the Action, including (merely for the avoidance of doubt but without limitation): the Separation; the Private Placement; the Transaction; the OPI Value; the Cash Dividend; the Call Options; the Call Option Transfer; the SoftBank Option Exercise Transfer; the Opinion, in each case as defined in the Complaint. “Released Plaintiffs’ Claims” shall not include claims to enforce the terms of the Settlement.

y.                 “Releases” means the releases set forth in Paragraph 16 below.

z.                  “Renren Releasees” means Renren and all of its current and former directors, officers, employees, agents, attorneys, advisors, representatives, principals, affiliates, subsidiaries, parents, divisions, members, partners, limited partners, former and current shareholders, predecessors, successors, assigns and insurers. For the avoidance of doubt, Renren Releasees does not include Duff & Phelps.

aa.             “Renren Shareholders” means all owners of Renren Class A ordinary shares, whether they are record holders or beneficial owners, as of the Record Date and, to the extent they are separate from the Class A ordinary shares, all owners of Renren ADSs, whether they are record holders or beneficial owners, as of the Record Date, but excluding as to either owners of Class A ordinary shares or Renren ADSs, all Defendants and the D&O Releasees.

bb.              “Scheduling Order” means the Scheduling Order attached hereto as Exhibit A.

cc.               “Scheduling Order Date” means the date on which the Court enters the signed Scheduling Order.

dd.              “Settlement” means the settlement set forth in this Stipulation.

ee.               “Settlement Amount” means, before any reductions for Settlement Fund Expenses, the greater of: (a) $300,000,000; or (b) the sum of (x) $38.6866 per ADS multiplied by the number of issued and outstanding ADS held by Renren Shareholders as of the Record Date and (y) $0.859701 per Class A ordinary share multiplied by the total number of issued and outstanding Class A ordinary shares held by Renren Shareholders as of the Record Date. For the avoidance of doubt, Renren has at times issued, and may in the future issue, Class A ordinary shares to the Depositary as the record shareholder, for bulk issuance of its ADSs in connection with Renren’s employee share incentive plans. Notwithstanding anything to the contrary herein, such Class A ordinary shares shall not count toward the number of issued and outstanding shares for purposes of calculating the Settlement Amount or the True Up (as defined below), and shall not be entitled to any distribution from the Settlement Account, unless as of the Record Date holders of share options or restricted share units have become beneficial owners of the ADSs represented by such shares upon exercise or vesting (but excluding for all purposes any share options or restricted share units held by, exercised by, or vested in Defendants or the D&O Releasees).

ff.                “Settlement Fund Expenses” has the meaning described in paragraph 5 of this Stipulation.

gg.             “Settlement Hearing” means the hearing to be held by the Court to determine whether the proposed Settlement should be approved as fair, reasonable and adequate, whether all Released Claims should be dismissed with prejudice, whether the Judgment should be entered identical in all material respects to the form attached hereto as Exhibit C, and whether and in what amount any Fee Award and Expenses Award should be paid to Plaintiffs’ Counsel out of the Settlement Amount.

hh.              “Settlement Hearing Date” means the date on which the Court holds the Settlement Hearing.

ii.                 “Stipulation Date” means the execution date of this Stipulation.

jj.                “True Up” means, as of the Record Date, the difference between: (a) the sum of (i) the number of issued and outstanding Renren ADSs (other than those held by Defendants and D&O Releasees) as of the Record Date when multiplied by $38.6866 and (ii) the number of issued and outstanding Renren Class A ordinary shares held by shareholders of record (other than Defendants and D&O Releasees and excluding all Renren Class A ordinary shares held by the Depositary as the record shareholder in connection with Renren’s ADS facility) as of the Record Date when multiplied by $0.859701, and (b) $300,000,000. For the avoidance of doubt, the OPI Payors shall be required to pay into the Settlement Account that difference only to the extent that the sum calculated pursuant to (a) above is greater than $300,000,000. In other words, the True Up = [(# of non-Defendant, non-D&O Releasee Renren-issued and outstanding ADSs as of the Record Date) x $38.6866 + (# of non-Defendant, non-D&O Releasee Renren-issued and outstanding Class A shares of record as of the Record Date) x $0.859701)] - $300,000,000. Under no circumstance, however, shall the total Settlement Amount be less than $300,000,000. To the extent there is a True Up, the OPI Payors shall pay 100% thereof. In the event that Duff & Phelps fails to pay the Duff & Phelps Contribution, the amount of the True Up shall be determined in accordance with paragraph 4 below.

kk.              “Unknown Claims” means any and all Released Claims that a person granting or deemed to have granted a Release hereunder does not know or suspect exist in his, her or its favor at the Stipulation Date or the Effective Date, including without limitation those which, if known, might have affected the decision to enter into this Settlement. With respect to any and all Released Claims, any person granting a Release or deemed to grant a Release hereunder shall be deemed to have waived, relinquished and released any and all provisions, rights and benefits conferred by or under Cal. Civ. Code § 1542 or any law of the United States or any state of the United States or territory of the United States or other jurisdiction, or principle of common law, which is similar, comparable or equivalent to Cal. Civ. Code § 1542, which provides:

A general release does not extend to claims which the creditor does not know or suspect to exist in his or her favor at the time of executing the release, which if known by him or her must have materially affected his or her settlement with the debtor.

The Parties acknowledge that they may discover facts in addition to or different from those now known or believed to be true with respect to the Released Claims, but that it is the intention of all Parties to completely, fully, finally and forever extinguish any and all Released Claims, known or unknown, suspected or unsuspected, which now exist, or heretofore existed, or may hereafter exist, and without regard to the subsequent discovery of additional or different facts. The Parties acknowledge that the inclusion of “Unknown Claims” in the definition of “Released Claims” and the release of Unknown Claims was separately bargained for and was a key element of the Settlement and was relied upon by the Parties in entering into this Stipulation.

B.	Settlement Consideration and Scope of the Settlement

2.                  No later than the earlier of thirty (30) Business Days following the Stipulation Date or one (1) Business Day prior to the Settlement Hearing, (i) the OPI Payors, on behalf of themselves and all other Defendants, shall cause the payment of $288,500,000.00 (the “OPI Payors’ Portion”) and (ii) Duff & Phelps shall cause the payment of $11,500,000.00 (the “Duff & Phelps Contribution”), the sum of which is equal to $300,000,000.00 (the “Initial Settlement Deposit”) to be paid into a Settlement Account held in trust (the “Trust”) under the control of the Administrator, subject to the terms of this Stipulation, to create the common settlement fund (the “Settlement Account”) from which disbursements shall be made, subject to Court approval, under the direction of the Administrator. For the avoidance of doubt, the OPI Payors have no obligation to pay into the Settlement Account any amounts above the OPI Payors’ Portion, the True Up, if any, and those amounts required under paragraph 17, if any. In no event shall any other Defendant be responsible for the Duff & Phelps Contribution. The Parties shall cooperate in good faith with respect to the establishment of the Settlement Account. Plaintiffs’ Counsel shall retain the Administrator to, subject to the jurisdiction, supervision, direction, and approval of the Court, oversee the administration and distribution of the Net Settlement Amount from the Settlement Account and shall have all necessary authority, without any further action of any Party, to direct disbursements out of the Settlement Account solely in accordance with this Stipulation and/or Final Order and Judgment. For the avoidance of doubt, any dispute regarding the establishment of the Trust shall be resolved in accordance with the procedures set forth in paragraph 48 of this Stipulation.

3.                  If the Settlement Amount exceeds the Initial Settlement Deposit, the OPI Payors shall pay any True Up into the Settlement Account no later than ten (10) Business Days after the later of: (a) the Record Date; or (b) the date on which the Administrator reasonably determines and notifies the OPI Payors in writing that a True Up is required. For the avoidance of doubt, Duff & Phelps shall not under any circumstances be responsible for any portion of the True Up, the OPI Payors’ Portion or any other amounts beyond the Duff & Phelps Contribution.

4.                  If Duff & Phelps fails to pay the Duff & Phelps Contribution, regardless of whether Plaintiffs elect to terminate this Stipulation as to Duff & Phelps only as set forth in Section F, the amount of the True Up shall be as follows, and all Parties shall cooperate to fully modify and submit to the Court the Exhibits to this Stipulation and any other ancillary documentation as necessary to reflect such True Up amount: (a) the sum of (i) the number of issued and outstanding Renren ADSs (other than those held by Defendants and D&O Releasees) as of the Record Date when multiplied by $37.2036 and (ii) the number of issued and outstanding Renren Class A ordinary shares held by shareholders of record (other than Defendants and D&O Releasees and excluding all Renren Class A ordinary shares held by the Depositary as the record shareholder in connection with Renren’s ADS facility) as of the Record Date when multiplied by $0.826746, and (b) $288,500,000. For the avoidance of doubt, the OPI Payors shall be required to pay into the Settlement Account that difference only to the extent that the sum calculated pursuant to (a) above is greater than $288,500,000. In other words, if Duff & Phelps fails to pay the Duff & Phelps Contribution, the True Up = [(# of non-Defendant, non-D&O Releasee Renren-issued and outstanding ADSs as of the Record Date) x $37.2036 + (# of non-Defendant, non-D&O Releasee Renren-issued and outstanding Class A shares of record as of the Record Date) x $0.826746)] - $288,500,000. Under no circumstance, however, shall the total Settlement Amount be less than $288,500,000 if Duff & Phelps fails to pay the Duff & Phelps Contribution.

5.                  The Settlement Account shall be the sole source of payment of: (i) any taxes payable on any income generated by the Settlement Account; (ii) Notice Costs, Distribution Costs, and administration expenses; (iii) any Litigation Fee and Expenses Award ; (iv) any other fees and expenses awarded by the Court; (v) any Administrator fees associated with the Settlement (such amounts (i)-(v) being collectively referred to as the “Settlement Fund Expenses”); and (vi) any settlement payments to Renren Shareholders as provided herein. Without limiting the foregoing, Defendants shall have no obligation to pay any amounts beyond the Settlement Amount (inclusive of any True Up paid by the OPI Payors, if required).

6.                  The Administrator shall, as soon as practicable after the Record Date and after any Renren Shareholder has had the opportunity to provide notice of any discrepancies or errors to Renren and the Administrator, pursuant to paragraph 8 below, and, if applicable, after the date on which the True Up is paid into the Settlement Account, distribute the Net Settlement Amount on a pro rata basis to Renren Shareholders as determined as of the Record Date in accordance with paragraphs 7 and 8 below. No later than ten (10) Business Days after the Record Date, Renren or its transfer agent will provide the Administrator a list of record Renren Shareholders according to the Register as of the Record Date.

7.                  The portion of the Settlement Amount payable to Renren Shareholders who are Renren ADS holders as of the Record Date shall be transferred by the Administrator to the Depositary for further disbursement in accordance with Renren’s existing Deposit Agreement with the Depositary.1 Renren shall cooperate with the Depositary, as necessary, to ensure that funds distributable to ADS holders are distributed as promptly as practicable thereafter. Renren, Defendants, any D&O Releasees who hold any ADSs, and the Administrator shall inform and instruct the Depositary that cash distributions shall not be made to any Defendant or D&O Releasee. In order to facilitate the exclusion of Defendants and D&O Releasees from the cash distributions, each Defendant and each D&O Releasee who is a beneficial owner of Renren ADSs shall, prior to the Record Date (i) move its Renren ADSs (or cause its bank, broker, or other nominee to move its Renren ADSs) from DTCC into a “Direct Registration” position in his, her, or its name on the register of Renren ADSs maintained by the Depositary via the DTCC “Profile System,” and (ii) provide written confirmation thereof to Renren and the Depositary, together with a reasonable and customary indemnification letter in favor of the Depositary, upon request by the Depositary and/or DTCC.

8.                  The portion of the Net Settlement Amount payable to Renren Shareholders who are record shareholders of Renren Class A ordinary shares as of the Record Date shall be paid directly by the Administrator or through third-party payment entities, as directed by the Administrator, from the Settlement Account. Defendants and D&O Releasees who are record shareholders as of the Record Date shall not be entitled to participate in or receive any portion of the Net Settlement Amount or the Settlement Amount, except for any amounts or portions which are subject to return to Defendants or D&O Releasees pursuant to paragraphs 10 or 26. The Register as of the Record Date shall control the Administrator’s disbursement of the Net Settlement Amount payable to Renren Shareholders who are record shareholders of Renren Class A ordinary shares (subject to the terms of this Stipulation) except to the extent that any record shareholder provides written notice of any discrepancies or errors to Renren and the Administrator within thirty (30) days of the Notice. If such Renren Shareholder disputes the number of Class A ordinary shares held by it as reflected in the Register, the Administrator shall disburse to that Renren Shareholder its portion of the Net Settlement Amount that is undisputed (if any) and hold the remainder until such time that the record shareholder’s challenge to the Register is resolved under applicable law. The Administrator shall pay or direct the payment to each of the record shareholders as of the Record Date, excluding the Defendants and D&O Releasees, such record shareholder’s pro rata portion of the Net Settlement Amount, which shall be not less than the amount of $0.859701 per share—or $0.826746, if, as set forth below in Section F, Duff & Phelps does not pay the Duff &Phelps Contribution thereby triggering the modification of the True Up definition as set forth in paragraph 4—before any reductions for Settlement Fund Expenses.

1 In the event such distribution through CitiBank is impracticable, distributions shall be made through the Depository Trust Clearinghouse & Company (“DTCC”).

9.                  Regardless of any interest that Defendants or D&O Releasees hold in Renren, whether through ADSs, ordinary shares, or otherwise, the Defendants and D&O Releasees shall not be entitled to participate in or receive any portion of the Net Settlement Amount, except for any amounts or portions which are subject to return to Defendants or D&O Releasees pursuant to paragraphs 10 or 26. In connection with this Stipulation, Renren has provided its best estimates of the shareholdings of Defendants and the D&O Releasees as of June 30, 2021, which were used by the Parties in estimating the per share and per ADS figures for the Settlement Amount. From the Stipulation Date until the Record Date, the Effective Date, or the termination or cancellation of this Settlement, pursuant to Section F, whichever is later, Plaintiffs, Defendants, and D&O Releasees shall refrain from: (i) exercising any options, warrants, or other rights that would change the percentage of Renren Shareholders entitled to receive any portion of the Net Settlement Amount and (ii) transacting in Renren stock and/or ADSs; provided, however, that nothing in this provision shall prevent Renren from issuing Class A ordinary shares to the Depositary for bulk issuance of ADSs in connection with Renren’s employee share incentive plan, which shall be treated in accordance with paragraph 1.ee above, nor shall any provision herein preclude any person other than Plaintiffs, Defendants, or D&O Releasees from exercising rights under such plans.

10.              If any Defendant and/or D&O Releasee receives any payment from the Settlement Account (except for any amounts or portions which are subject to return to Defendants or D&O Releasees pursuant to paragraphs 10 or 26), such Defendant and/or D&O Releasee shall, upon learning of the receipt of any such payment, promptly return such payment to the Administrator for deposit in the Settlement Account. The Administrator shall determine whether those amounts returned are consistent with the True Up calculation set forth above, and, if so, distribute such amounts consistent with Section H below. If, on the other hand, such payments resulted from inadvertently counting shares held by those Defendants and D&O Releasees as issued and outstanding shares subject to the True Up, the Administrator shall return those amounts to OPI. Renren agrees to cooperate with the Administrator and provide a list of all excluded persons and any consents or waivers needed to exclude Defendants and D&O Releasees, but Renren shall have no responsibility or liability whatsoever in connection with the administration of the Settlement or the allocation or distribution of the Settlement Amount, which shall be solely the responsibility of Plaintiffs’ Counsel and the Administrator. Renren shall not contribute any payment to the Settlement Account. Distribution Costs shall be paid to the Administrator out of the Settlement Account.

11.              Renren shall implement the following Corporate Governance Changes that will remain in effect for 5 years following the Effective Date:

a.                   Neither Renren nor any Renren Board of Directors committee may hire Duff & Phelps for any purpose.

b.                 Renren’s directors will certify at least annually that they (a) have reviewed Renren’s Code of Business Conduct and Ethics; (b) have complied with it; and (c) have not taken, and will not take, any action that violates its provisions.

c.                   Neither the Chairman of the Renren Board of Directors, if not independent, nor any other Renren corporate officer, will serve as a member of the Corporate Governance and Nominating Committee of the Renren Board of Directors.

d.                Renren will award director compensation that is comprised of a mix of (i) cash and (ii) deferred equity or equity-linked compensation to attempt to align the interests of Renren’s directors with those of Renren’s shareholders. All of Renren’s directors will be required to hold shares of Renren.

12.             Within three (3) Business Days of the Stipulation Date, Renren shall file a Form 6-K with the Securities and Exchange Commission attaching this Stipulation and its exhibits. Subject to the approval of the Court, the Administrator will mail the Notice to each shareholder of Renren identified in the Register as of the Stipulation Date at the last known address appearing in the stock transfer records maintained by or on behalf of Renren (such as by its transfer agent) and to each Renren ADS holder. As soon as practicable but no later than five (5) days after the Stipulation Date, Renren and/or its transfer agent shall provide to the Administrator (i) the Register and (ii) a list of the names, addresses, and holdings of ADSs of registered ADS and restricted ADS holders from the Depositary, both as of the Stipulation Date. Within ten (10) days of the Scheduling Order Date, the Administrator will mail the Notice to the Renren ADS holders identified on the list provided by Renren and/or its transfer agent. Within three (3) Business Days of the Scheduling Order Date (i) a copy of the Notice shall be posted to each respective firm websites of Plaintiffs’ Counsel through the Effective Date and at a settlement website maintained by the Administrator, and (ii) Renren will also file a Form 6-K with the Securities and Exchange Commission, attaching a copy of the Notice in the form approved by the Court as an exhibit thereto.

13.              Except for the posting of the Notice on the websites of Plaintiffs’ Counsel, any and all costs and expenses related to providing Notice (including the Notice Costs) shall be paid from the Settlement Account; provided, that the Notice Costs will not be reimbursed to Defendants in the event that the Settlement is cancelled and terminated. Renren shall not contribute any payment to the Notice Costs. Defendants shall have no obligation for any portion of the Notice Costs, other than the cost associated with filing the Form 6-Ks as required herein.

14.              Pursuant to the Judgment, upon the Effective Date, the Action shall be dismissed with prejudice, with each party to bear its own costs and expenses, except as otherwise expressly provided in this Stipulation.

15.              The Judgment shall dismiss with prejudice the Complaint, and shall bar in the future as a matter of res judicata any claims or causes of action that are based upon or relate to, directly or indirectly, this Action or the Released Claims.

16.              Upon the Effective Date:

a.                   (i) Plaintiffs and Renren shall be deemed to have, and by operation of law and the Judgment and without any further action shall actually have, released, relinquished and forever discharged all Released Plaintiffs’ Claims against Defendant Releasees, and Plaintiffs and Renren shall forever be barred and enjoined from commencing, instituting or prosecuting against the Defendant Releasees any Released Plaintiffs’ Claims, (ii) Plaintiffs shall be deemed to have, and by operation of law and the Judgment and without any further action shall actually have, released, relinquished and forever discharged all Released Plaintiffs’ Claims against Renren Releasees, and Plaintiffs shall forever be barred and enjoined from commencing, instituting or prosecuting against Renren Releasees any Released Plaintiffs’ Claims, and (iii) Renren shall be deemed to have and by operation of law and the Judgment and without any further action shall actually have, released, relinquished and forever discharged all Released Plaintiffs’ Claims against other Renren Releasees, and Renren shall forever be barred and enjoined from commencing, instituting or prosecuting against other Renren Releasees any Released Plaintiffs’ Claims.

b.                  Defendants shall be deemed to have, and by operation of law and the Judgment and without any further action shall actually have, released, relinquished and forever discharged all Released Defendants’ Claims against Plaintiffs, Plaintiffs’ Counsel, and Renren Releasees, but, for the sake of clarity, excluding any other Defendant except as expressly provided for herein or in any other agreement among such Defendants. Defendants shall forever be barred and enjoined from commencing, instituting or prosecuting against Plaintiffs, Plaintiffs’ Counsel and Renren Releasees, but, for the sake of clarity, excluding any other Defendants except as expressly provided for herein or in any other agreement among such Defendants, any Released Defendants’ Claims.

c.                 Duff & Phelps shall be deemed to have, and by operation of law and the Judgment and without any further action shall actually have, released, relinquished and forever discharged any claims, including Unknown Claims, that are based upon or relate to, directly or indirectly, the Action, including, without limitation, any claims for indemnification relating to the Action or any claims relating to the Parties’ entry into this Settlement, against the Defendant Releasees, and Renren Releasees; provided, however, that such release shall not waive or release any claims, rights or remedies that Duff & Phelps may have (a) for indemnification, advancement, contribution or other relief under its engagement letter with Renren in respect of any unasserted shareholder claims not released pursuant paragraph 16.a. or (b) pursuant to this Stipulation. Duff & Phelps shall forever be barred and enjoined from commencing, instituting or prosecuting against the other Defendants, Defendant Releasees and Renren Releasees, any of the claims released pursuant to this Stipulation.

d.                 Each of the Defendants (other than Duff & Phelps) and Renren shall be deemed to have, and by operation of law and the Judgment and without any further action shall actually have released, relinquished and forever discharged any claims, including Unknown Claims, that are based upon or relate to, directly or indirectly, the Action, including, without limitation, any claims relating to the Parties’ entry into this Settlement, against Duff & Phelps, and its current and former directors, officers, employees, agents, attorneys, representatives, principals, affiliates, subsidiaries, parents, divisions, members, partners, limited partners, former and current shareholders, predecessors, successors, assigns and insurers; provided, however, that such release shall not waive or release any claims, rights or remedies that Defendants other than Duff & Phelps and Renren may have pursuant to the Stipulation. Defendants and Renren shall forever be barred and enjoined from commencing, instituting or prosecuting against Duff & Phelps any of the claims released pursuant to this Stipulation.

17.              Defendants may request that the Court include a release such that any Renren Shareholder who receives and accepts a distribution from the Settlement Account pursuant to the Settlement shall also be deemed to have released any and all Released Plaintiffs’ Claims they might have against the Defendant Releasees and other Renren Releasees (the “Requested Renren Shareholder Release”). If Defendants choose to do so, Defendants must raise the Requested Renren Shareholder Release with and seek approval from the Court no later than twenty (20) Business Days prior to the Settlement Hearing Date. Renren Shareholders will be provided an opportunity to object to the Requested Renren Shareholder Release no later than ten (10) Business Days prior to the Settlement Hearing. Plaintiffs and Plaintiffs’ Counsel agree not to take any position on Defendants’ motion for the Requested Renren Shareholder Release, provided however that the Court’s determination shall fully resolve whether the Requested Renren Shareholder Release will be included in the Judgment and the Court’s denial of such request shall not be grounds for terminating this Stipulation or a condition of the Stipulation or entry of the Judgment. Defendants will be bound by this Stipulation and required to pay the Settlement Amount regardless of whether the Court grants Defendants’ request for the Requested Renren Shareholder Release. The OPI Payors shall pay any attorneys’ fees and expenses the Court may award to any Renren Shareholder that objects to the Requested Renren Shareholder Release, if any, and such attorneys’ fees and expenses shall be in addition to (and not deducted from) the Settlement Amount.

C.	Submission of the Settlement to the Court

18.            Within three (3) Business Days of the Stipulation Date, Plaintiffs and Defendants shall jointly apply to the Court for entry of the Scheduling Order substantially in the form attached hereto as Exhibit A, providing for, among other things: (i) the mailing of the Notice substantially in the form attached hereto as Exhibit B pursuant to paragraph 12 above; (ii) the scheduling of the Settlement Hearing; and (iii) any filings with the Court in connection with the Settlement Hearing.

19.              At the Settlement Hearing, the Parties shall jointly request that the Court enter the Judgment identical in all material respects (with the exception of the Requested Renren Shareholder Release, which Defendants may separately request as described in paragraph 17) to the form attached hereto as Exhibit C.

D.	Attorneys’ Fees and Expenses

20.              No later than twenty-five (25) Business Days prior to the Settlement Hearing Date, Plaintiffs and Plaintiffs’ Counsel intend to petition the Court for a reasonable award of fees and reimbursement of expenses incurred in the Action (the “Fee Application”) and reply papers, if any, shall be filed and served no later than five (5) Business Days prior to the Settlement Hearing. Defendants and Renren agree not to take any position on the Fee Application. The Litigation Fee and Expenses Award shall be paid from the Settlement Amount and shall reduce the settlement consideration paid to the Renren Shareholders accordingly. The Litigation Fee and Expenses Award shall be paid by the Administrator by wire transfer to Plaintiffs’ Counsel. Payment shall be made within five (5) Business Days of the Court’s entry of any order awarding Plaintiffs’ Counsel attorneys’ fees and expenses, and notwithstanding the existence of any timely filed objections thereto, or any potential appeal therefrom, or any collateral attack on the Settlement or any part thereof. Such fee and expense amount that is awarded by the Court shall be payable to Lead Counsel, on behalf of all Plaintiffs’ Counsel, from the Settlement Account. Plaintiffs and Plaintiffs’ Counsel acknowledge and agree that any payment of Plaintiffs’ Counsel attorneys’ fees and expenses is subject to the several obligation of Plaintiffs’ Counsel to make full refund of its share of the attorneys’ fees awarded if the Settlement is terminated for any reason and to refund the portion of any such payment as to which, as a result of any appeal or further proceedings on remand or successful collateral attack or for any other reason, the amount of fees or expenses is reduced or reversed and such order reducing or reversing the award has become final and no longer subject to appeal. The effectiveness of the Settlement, the mutual releases, and the Parties’ obligations under the Settlement (except with respect to the payment of attorneys’ fees and expenses), shall not be conditioned on the resolution of, nor any ruling regarding, any fee and expense award. Defendants shall have no obligation to pay any portion of fees and expenses of Plaintiffs’ Counsel.

E.	Stay Pending Court Approval

21.            The Parties agree to request that the Court stay the proceedings in the Action in the Scheduling Order, and not to initiate any other proceedings in the Action other than those relating to the Settlement. The Parties’ respective deadlines to respond to any filed or served pleadings or discovery requests are extended indefinitely.

22.              Notwithstanding anything to the contrary herein, the Parties agree that any sales of SoFi shares to raise funds for purposes of funding the Settlement Account, including, but not limited to, those sales prior to the Parties’ entry into this Stipulation, or approval of the Settlement, or at any other time, shall not be deemed to violate the Order (as defined in decretal paragraph PP above).  The Scheduling Order will provide that the Order will be suspended until the Court enters the Judgment or the Settlement is terminated, but only to the extent necessary for the OPI Payors to fulfill their obligations under this Stipulation, including the sale of SoFi shares to raise funds for purposes of funding the Settlement Account. The Judgment will provide that the Order shall, upon the Judgment becoming Final, cease to exist and have no further effect, and direct that any remaining funds held in escrow pursuant to the Order shall be returned to OPI.  If the Settlement is terminated or the Judgment is overturned on appeal, the Order shall no longer be suspended and shall again become effective without any further action by the Court.

F.	Termination

23.              In the event of the occurrence (or non-occurrence, as stated) of any of the following, the Stipulation may be terminated as set forth in Paragraph 24:

a.                The Court denies the Parties’ request to enter the Judgment in substantially the form annexed as Exhibit C, except as provided for in paragraph 25, or does not enter the Judgment within 45 days after the Settlement Hearing Date; or

b.                  The Administrator does not receive timely payment of the Settlement Amount or the True Up substantially in accordance with this Stipulation and the Scheduling Order; provided that if the OPI Payors timely pay the OPI Payors’ Portion but Duff & Phelps fails to pay the Duff & Phelps Contribution, Plaintiffs shall have the right to terminate this Stipulation as to Duff & Phelps only—and not as to any other Defendant—in accordance with the procedures set forth below in paragraph 24.

24.              Upon the occurrences or non-occurrences of the matters set forth in the preceding paragraph, as the case may be, any Party shall have the right to terminate the Settlement by email notice to the other Parties via their undersigned counsel at the email addresses provided given within ten (10) days of such occurrence or non-occurrence.

25.              Notwithstanding any other provision in this Stipulation, the Court’s denial of Defendants’ request for the Requested Renren Shareholder Release as set forth in paragraph 17, or refusal to include the Requested Renren Shareholder Release in any Judgment, shall not be grounds for terminating this Stipulation and shall not be a condition to the effectiveness of this Stipulation or the Judgment.

26.            If the Settlement is terminated in accordance with this Section, or the Judgement is overturned on appeal, then with respect to the Settlement Account, (a) first, any and all costs and expenses associated with providing notice of the Settlement to Renren Shareholders (actually incurred prior to that time) will be paid out of the Settlement Account, (b) second, unless prohibited by the Order, each of Duff & Phelps and each person that is an OPI Payor (including Liu to the extent of any of his contributions to the OPI Payors Portion) shall be returned their pro rata portions of the balance of the Settlement Account based on their respective contributions thereto, provided, that if the return of the Net Settlement Amount is prohibited by the Order, each of Duff & Phelps’ portion and the OPI Payors’ portion shall count toward the Maximum Deposit Amount (as defined in the Order).

G.	Tax Treatment

27.            For U.S. federal income tax purposes, Renren and OPI will treat the portion of the Settlement Amount paid by the OPI Payors as a payment from OPI to Renren relating back to the original split-off of OPI that is governed by Section 361 of the Internal Revenue Code of 1986 (the “Code”). Renren shall report the payment of this portion of the Settlement Amount as an item of income in the taxable year received of which only Renren Shareholders have a “pro rata share” within the meaning of Section 1293 of the Code.

H.	Administration And Distribution of the Net Settlement Amount

28.              The Net Settlement Amount shall be deemed to be in the custody of the Court, and will remain subject to the jurisdiction of the Court until such time as it is distributed or returned pursuant to the terms of this Stipulation and/or further order of the Court.

29.             No Defendant shall have any responsibility whatsoever for the administration of the Settlement, and no Defendant shall have any liability whatsoever to any person, including, but not limited to, Plaintiffs and the Renren Shareholders, in connection with any such administration. Plaintiffs’ Counsel and the Administrator shall work together with counsel for Renren, Renren’s transfer agent(s), and other sources to identify the Renren Shareholders which are entitled to receive compensation from the Settlement Account as described in this Stipulation and providing any required notice to shareholders of Renren and holders of Renren ADS.

30.             Prior to the Effective Date, Plaintiffs’ Counsel or the Administrator may pay from the Settlement Amount, without further approval from Defendants or further order of the Court, all Notice Costs and Distribution Costs actually and reasonably incurred.

31.              The Net Settlement Amount will be allocated and disbursed by the Administrator to Renren Shareholders on a per-share basis or per-ADS basis, as the case may be, based on the number of shares of Renren common stock or ADSs beneficially held by such Renren Shareholders as of the Record Date. No payment in an amount less than five dollars ($5) will be made, and the number of shares to receive a pro rata distribution shall be reduced accordingly.

32.           All proceedings with respect to the administration, processing and determination with respect to distributions to the Renren Shareholders and the determination of all controversies relating thereto shall be subject to the jurisdiction of the Court.

33.            Following the distribution of the Net Settlement Amount pursuant to this Stipulation, if the Net Settlement Amount has any funds remaining after six (6) months from the date of distribution of the Net Settlement Amount (whether by reason of tax refunds, uncashed checks, or otherwise), then, after the Administrator has made reasonable and diligent efforts to have Renren Shareholders who are entitled to participate in the distribution of the Net Settlement Amount cash their distributions, any balance remaining, if economically feasible, shall be re-distributed, after payment of unpaid costs or fees incurred in administering the Net Settlement Amount for such re-distribution, among Renren Shareholders in an equitable and economic manner (except that supplemental distributions that result in payments of less than five dollars ($5) will not be paid). Any portion of the Net Settlement Amount not distributed or re-distributed to Renren Shareholders, by virtue of the Renren Shareholders who have not cashed their checks or otherwise, shall be paid to Renren.

I.	Miscellaneous Provisions

34.             All of the exhibits referred to herein shall be incorporated by reference as though fully set forth herein.

35.           This Stipulation may be amended or modified only by a written instrument signed by counsel for all Parties or such counsel’s successors.

36.            The Parties represent and agree that the terms of the Settlement were negotiated at arm’s length and in good faith by the Parties, and reflect a settlement that was reached voluntarily based upon adequate information and sufficient discovery and after consultation with experienced legal counsel. The Parties agree not to assert in any forum that the Action was brought by Plaintiffs or defended by Defendants in bad faith or without a reasonable basis.

37.              Each Defendant denies any and all allegations of wrongdoing, fault, liability or damage in the Action, and asserts that it has meritorious defenses to each of the claims asserted against it. The Parties covenant and agree that neither this Stipulation, nor the fact or any terms of the Settlement, is evidence, or an admission or concession by any of the Parties, of any fault, liability, or wrongdoing whatsoever, as to any facts or claims alleged or asserted in the Action or any other actions or proceedings. This Stipulation is not a finding or evidence of the validity or invalidity of any claims or defenses in the Action or any wrongdoing by damages or injury to any of the Parties. Neither this Stipulation, nor any of the terms and provisions of this Stipulation, nor any of the negotiations or proceedings in connection therewith, nor any of the documents or statements referred to herein or therein, nor the Settlement, nor the fact of the Settlement, nor the settlement proceedings, nor any statements in connection therewith, (i) shall be argued to be, used or construed as, offered or received in evidence as, or otherwise constitute an admission, concession, presumption, proof, evidence, or a finding of any liability, fault, wrongdoing, injury or damages, or of any wrongful conduct, acts or omissions on the part of any of the Parties, or of any infirmity of any defense, or of any damage to Plaintiffs or Renren, or otherwise be used to create or give rise to any inference or presumption against any of the Parties concerning any fact alleged or that could have been alleged, or any claim asserted or that could have been asserted in the Action, or of any purported liability, fault, or wrongdoing of the Parties or of any injury or damages to any person or entity; or (ii) otherwise be admissible, referred to or used in any proceeding of any nature, for any purpose whatsoever; provided, however, that the Stipulation and/or Judgment may be introduced in any proceeding, whether in the Court or otherwise, as may be necessary to argue that the Stipulation and/or Judgment has res judicata, collateral estoppel or other issue or claim preclusion effect or otherwise to consummate or enforce the Settlement and/or Judgment. The provisions of this paragraph shall survive the termination of the Settlement.

38.          The waiver by any Party of any breach of this Stipulation by any other Party shall not be deemed a waiver of any other prior or subsequent breach of any provision of this Stipulation by any other Party.

39.           This Stipulation and its exhibits constitute the entire agreement among the Defendants on the one hand and Plaintiffs and Renren on the other hand, and supersede any prior agreements with respect to the subject matter hereof. No representations, warranties or inducements have been made to or relied upon by any Party concerning this Stipulation or its exhibits, other than (i) the representations, warranties or inducements expressly set forth in such documents (including, but not limited, the representation and warranties made by Renren with respect to the number of Renren shares and ADSs held by Defendants and D&O Releasees), and (ii) with respect to the Defendants and D&O Releasees only, any representation, warranties or inducements expressly set forth in any agreements that are or will be entered into between such Defendants and/or D&O Releasees at or around the time of this Stipulation.

40.          This Stipulation may be executed and exchanged in one or more counterparts, and signatures may be exchanged by facsimile and electronic mail. The Stipulation shall be effective upon the execution by undersigned counsel for each Party and the delivery of executed signature pages to all such counsel.

41.          The Parties and their respective undersigned counsel will, in good faith, use commercially reasonable efforts to obtain all necessary approvals of the Court required by this Stipulation (including, but not limited to, using commercially reasonable efforts to resolve any objections raised to the Settlement); provided, however, that nothing in this Stipulation shall impose an obligation on any Party to agree to alter or modify any terms of this Stipulation.

42.            All notices and other communications required or permitted to be given hereunder by any Party to another Party shall be effective if sent by email to each Party’s undersigned counsel at the email addresses provided below.

43.          The Parties will cooperate fully in: (i) seeking and obtaining Court approval of the Settlement; and (ii) announcing the proposed Settlement and setting the Record Date.

44.            Plaintiffs represent and warrant that they are and have been continuously since prior to the commencement of the Action shareholders of Renren and that none of Plaintiffs’ claims or causes of action referred to in this Stipulation have been assigned, encumbered, or otherwise transferred in any manner in whole or in part.

45.           Each counsel signing this Stipulation represents and warrants that such counsel has been duly empowered and authorized to sign this Stipulation on behalf of his or her clients.

46.           This Stipulation shall be binding upon and shall inure to the benefit of the Parties and the Renren Shareholders and the respective legal representatives, heirs, executors, administrators, transferees, successors and assigns of all such foregoing persons or entities and upon any corporation, partnership, or other entity into or with which any party may merge, consolidate, or reorganize.

47.            This Stipulation, the Settlement, and any and all disputes arising out of or relating in any way to this Stipulation or Settlement, whether in contract, tort or otherwise, shall be governed by and construed in accordance with the laws of the State of New York, without regard to conflicts of law principles that would apply the laws of another jurisdiction.

48.           Any dispute between the Parties regarding, related to, or arising out of this Stipulation shall be submitted to mediation on an expedited basis before Judge Layn R. Phillips or, in the event Judge Phillips is unavailable, another member of the Phillips ADR Enterprises (“PADRE”) team, and, if such mediation is unsuccessful, will be decided on a final, binding, non-appealable basis by Judge Phillips (who shall in his discretion prescribe the timing and procedure for such determination) or, in the event Judge Phillips is unavailable, another member of the PADRE team, and such decision may be confirmed by a court of competent jurisdiction pursuant to the Uniform Arbitration Act.

49.            In the event that Duff & Phelps fails to pay the Duff & Phelps Contribution and Plaintiffs elect to terminate this Stipulation as to Duff & Phelps only as set forth in Section F, the Parties other than Duff & Phelps will cooperate fully to modify the Notice and Judgment to reflect the same.

IN WITNESS WHEREOF, the Parties have caused this Stipulation to be executed and delivered by their duly authorized attorneys dated as of October 7, 2021.

[signature pages follow]

REID COLLINS & TSAI LLP	GARDY & NOTIS, LLP

By: /	s/ William T. Reid, IV	By:	/s/ James S. Notis

William T. Reid, IV	James S. Notis
Marc Dworsky	Jennifer Sarnelli
Jeffrey E. Gross	126 East 56th Street, 8th Floor
330 West 58th Street, Ste . 403	New York, NY 10022
New York, NY 10019	Tel: 212-905-0509
Tel: 212-344-5200	jnotis@gardylaw.com
wreid@reidcollins.com	jsarnelli@gardylaw.com
mdworsky@reidcollins.com
jgross@reidcollins.com	GRANT & EISENHOFER P.A.

-and-	By:	/s/ Jay W. Eisenhofer

Jay W. Eisenhofer
Nathaniel J. Palmer	Michael D. Bell
1301 S. Capital of Texas Hwy., Ste. C300	485 Lexington Avenue, 29th Floor
Austin, TX 78746	New York, NY 10017
Tel: 512-647-6100	Tel: 646-722-8500
npalmer@reidcollins.com	jeisenhofer@gelaw.com
mbell@gelaw.com
-and-
-and-
Michael Yoder
1601 Elm Street, Ste. 4250	Christine M. Mackintosh
Dallas, TX 75201	123 Justison Street, 7th Floor
Tel: 214-420-8900	Wilmington, DE 19801
myoder@reidcollins.com	Tel: 302-622-7000
cmackintosh@gelaw.com

GANFER SHORE LEEDS & ZAUDERER LLP

By:	/s/ Mark C. Zauderer
Mark C. Zauderer
Jason T. Cohen
360 Lexington Avenue
New York, NY 10017
Tel: 212-412-9523
mzauderer@ganfershore.com
jcohen@ganfershore.com

Counsel for Plaintiffs Heng Ren Silk Road Investments LLC,

Oasis Investment II Master Fund LTD., and Jodi Arama

PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP	WINSTON & STRAWN LLP

By: /	/s/ Allan J. Arffa	By:	/s/ James P. Smith III

Allan J. Arffa	James P. Smith III
Andrew G. Gordon	Frank S. Restagno
Gregory F. Laufer	Michelle D. Tuma
Jonathan H. Hurwitz	200 Park Avenue
Johan E. Tatoy	New York, NY 10166
1285 Avenue of the Americas	Tel.: 212-294-6700
New York, NY 10019	jpsmith@winston.com
Tel: 212-373-3000	frestagno@winston.com
aarffa@paulweiss.com	mtuma@winston.com
agordon@paulweiss.com
glaufer@paulweiss.com	-and-
jhurwitz@paulweiss.com
jtatoy@paulweiss.com	Stephen V. D’Amore
35 West Wacker Drive
Chicago, IL 60601-9703
-and-	Tel.: 312-558-5600
sdamore@winston.com
McDermott Will & Emery LLP

Counsel for Defendant Duff & Phelps, LLC
By:	/s/ Andrew B. Kratenstein

Andrew B. Kratenstein
M. Elias Berman	ORRICK, HERRINGTON & SUTCLIFFE LLP
J. Greer Griffith
One Vanderbilt Avenue

New York, NY 10017	By:	/s/ James N. Kramer

Tel: 212- 547-5400	James N. Kramer
akratenstein@mwe.com	The Orrick Building
eberman@mwe.com	405 Howard Street
ggriffith@mwe.com	San Francisco, CA 94105
Tel: 415-773-5700
Counsel for Defendants Joseph Chen, Oak Pacific Investment, Renren Lianhe Holdings, and Renren SF Holdings, Inc.	jkramer@orrick.com

-and-

William J. Foley
51 West 52nd Street
New York, NY 10019
Tel: 212-506-5124
wfoley@orrick.com

Counsel for Defendant Social Finance, Inc.

GOODWIN PROCTER LLP	MORRISON & FOERSTER LLP

By:	/s/ Brian E. Pastuszenski	By:	/s/ David R. Fertig

Brian E. Pastuszenski	David R. Fertig
620 Eighth Avenue	Lauren M. Gambier
New York, NY 10018	250 West 55th Street
Tel: 212-813-8800	New York, NY 10019
bpastuszenski@goodwinlaw.com	Tel: 212-468-8000

DFertig@mofo.com
-and-	LGambier@mofo.com

Adam Slutsky	-and-
100 Northern Avenue
Boston, MA 02210	Andrew L. Meyer
Tel: 617-570-8243	Shin-Marunouchi Building
aslutsky@goodwinlaw.com	5-1, Marunouchi 1-chome
Chiyoda-ku, Tokyo 100-6529
-and-	Tel: +81 (3) 3214-6771
AMeyer@mofo.com
Ezekiel L. Hill
1900 N Street, NW	Counsel for Defendants SoftBank Group Corp.,
Washington, DC 20036	SoftBank Group Capital Limited, and
Tel: 202-346-4062	SB Pan Pacific Corporation
ehill@goodwinlaw.com

Counsel for Defendants David K. Chao; DCM
III, L.P.; DCM III-A, L.P.; DCM Affiliates
Fund III, L.P.; DCM Investment Management
III, LLC Attorneys for Defendants David K.
Chao; DCM III, L.P.; DCM III-A, L.P.; DCM
Affiliates Fund III, L.P.; and DCM Investment
Management III, LLC

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

By:	/s/ Christopher P. Malloy

Christopher P. Malloy
One Manhattan West
New York, NY 10001
Tel: 212-735-3000
christopher.malloy@skadden.com

-and-

KATTEN MUCHIN ROSENMAN LLP

By:	/s/ Eliot T. Burriss

Eliot T. Burriss
2121 North Pearl Street, Suite 1100
Dallas, TX 75201-25901
Tel: 214-9765-3659
eli.burriss@katten.com

Counsel for Nominal Defendant Renren, Inc.

EXHIBIT A

SUPREME COURT OF THE STATE OF NEW YORK

COUNTY OF NEW YORK

x
IN RE RENREN, INC. DERIVATIVE LITIGATION	: : : : : :	Index No. 653594/2018 SCHEDULING ORDER Hon. Andrew Borrok, J.S.C. IAS Part 53
x

WHEREAS, a consolidated stockholder derivative action is pending in this Court entitled In re Renren Derivative Litigation, Index No. 653594 (the “Action”);

WHEREAS, (a) plaintiffs Heng Ren Silk Road Investments LLC (“Heng Ren”), Oasis Investments II Master Fund Ltd. (“Oasis”), and Jodi Arama (“Arama”) (collectively, “Plaintiffs”), on behalf of themselves as well as derivatively in the right of and for the benefit of nominal defendant Renren, Inc (“Renren”) and; (b) defendants Joseph Chen (“Chen”); David K. Chao (“Chao”); DCM III, L.P., DCM III-A, L.P., DCM Affiliates Fund III, L.P., and DCM Investment Management III, LLC (collectively, the “DCM Defendants”); Duff & Phelps, LLC (“Duff & Phelps”); Oak Pacific Investment (“OPI”); Social Finance, Inc. (“SoFi”); SoftBank Group Capital Limited (“SoftBank GCL”); SoftBank Group Corp. (“SoftBank Group”); SB Pan Pacific Corporation (“SoftBank PPC” and collectively with SoftBank GCL and SoftBank Group, the “SoftBank Defendants”); Renren SF Holdings, Inc. (“Renren SF”); and Renren Lianhe Holdings (“Renren Lianhe”) (collectively, “Defendants,” which term does not include Renren), (each Plaintiff and each Defendant, as well as Renren, is a “Party,” and Plaintiffs, Renren and Defendants are referred to collectively as the “Parties”), have determined to settle all claims asserted against Defendants in the Action with prejudice on the terms and conditions set forth in the Stipulation of Settlement entered into by the Parties dated October __, 2021 (the “Stipulation”); and

WHEREAS, the Court having read and considered the Stipulation, and the exhibits attached thereto, and all Parties having consented to the entry of this Order.

NOW THEREFORE, IT IS HEREBY ORDERED, this _______ day of __________, 2021, as follows:

1.          Definitions: Unless otherwise defined herein, the capitalized terms used herein shall have the same meanings as they have in the Stipulation.

2.             Settlement Hearing: The Court will hold the Settlement Hearing on [November 19, 22, 23, or such other date thereafter that the Court is available], 2021 at ______ __.m., (“Settlement Hearing Date”) at the Supreme Court of the State of New York, New York County, for the following purposes: (a) to determine whether Plaintiffs and Plaintiffs’ Counsel have adequately represented the interests of Renren and Renren Shareholders; (b) to determine whether the proposed Settlement on the terms and conditions provided for in the Stipulation is fair, reasonable and adequate to Plaintiffs, Renren, and Renren Shareholders, and should be approved by the Court; (c) to determine whether all Released Claims should be dismissed with prejudice; (d) to determine whether a Final Order and Judgment substantially in the form attached as Exhibit C to the Stipulation should be entered dismissing the Action with prejudice; (e) to determine whether the application by Plaintiffs’ Counsel for an award of attorneys’ fees and reimbursement of litigation expenses should be approved and if so in what amount; (f) to hear and consider any objections to the Settlement and/or Plaintiffs’ Counsel’s application for an award of attorneys’ fees and expenses; (g) to consider any Requested Renren Shareholder Release (if any) and to hear any objections thereto (if any); and (h) to consider any other matters that may properly be brought before the Court in connection with the Settlement. Notice of the terms of the Stipulation and the Settlement Hearing shall be given to Renren Shareholders as set forth in paragraph 6 of this Order.

2

3.           The Court reserves the right to hold the Settlement Hearing in person at or to hold a virtual hearing online, as the Court deems appropriate in its discretion. The Court may also adjourn the Settlement Hearing and related deadlines without further notice to Renren Shareholders and reserves the right to approve the Settlement including, if appropriate, with any such modifications as the Parties may agree to, without further notice to Renren Shareholders.

4.            Settlement Funding: In accordance with the terms of the Stipulation, OPI Payors and Duff & Phelps will no later than the earlier of thirty (30) Business Days following the Stipulation Date, or one (1) Business Day prior to the Settlement Hearing Date, cause the Initial Settlement Deposit to be paid on behalf of themselves and all other Defendants into the Settlement Account.

5.           Appointment of Administrator: The Court approves the appointment of Epiq Class Action & Claims Solutions, Inc. as the settlement administrator (the “Administrator”).

6.            Manner of Giving Notice: Notice of the terms of the Stipulation shall be given as follows:

(a)              Within three (3) business days of the Stipulation Date, Renren shall have filed a Form 6-K with the Securities and Exchange Commission attaching the Stipulation and its exhibits as exhibits thereto;

(b)            Within ten (10) days of the date the Court signs and enters this Scheduling Order (the “Scheduling Order Date”), the Administrator shall mail the Notice by First-Class Mail, postage prepaid, to: (1) each Renren shareholder at the last known address appearing in the stock transfer records maintained by or on behalf of Renren as of the close of business on the Stipulation Date, and (2) each ADS holder identified in the records of the Depositary as of the Stipulation Date;

3

(c)               Within three (3) Business Days of the Scheduling Order Date, Renren shall file a Form 6-K, including the Notice in the form approved by the Court as an exhibit thereto, with the Securities and Exchange Commission;

(d)                Plaintiffs’ Counsel shall post a copy of the Notice on their respective firm websites no later than three (3) Business Days after the Scheduling Order Date, and on a settlement website maintained by the Administrator and such copy shall remain posted on such websites through the Effective Date of the Settlement; and

(e)                Not later than fifteen (15) calendar days prior to the Settlement Hearing Date, (i) Plaintiff’s Counsel will file with the Court proof, by affidavit or declaration of the Administrator, of compliance with paragraph 6(b) above; (ii) Renren shall file with the Court proof, by affidavit or declaration, of compliance with paragraphs 6(a) and (c) above; and (ii) Plaintiffs’ Counsel shall serve on Defendants’ counsel, and file with the Court proof, by affidavit or declaration, of compliance with paragraph 6(d) above.

7.             Approval of Form and Content of Notice: The Court (a) approves, as to form and content, the Notice attached to the Stipulation as Exhibit B, and (b) finds that the publication of the Notice in the manner and form set forth in paragraph 6 of this Order: (i) constitutes notice that is reasonably calculated, under the circumstances, to apprise Renren Shareholders of the pendency of the Action, of the effect of the proposed Settlement (including the Releases to be provided thereunder), of Plaintiffs’ Counsel’s application for an award an attorneys’ fees and reimbursement of litigation expenses, of their right to object to the Settlement and/or Plaintiffs’ Counsel’s application for attorneys’ fees and litigation expenses, of the possibility that one or more Defendants might seek a Requested Renren Shareholder Release, of their right to separately object to any Requested Renren Shareholder Release (if any), and of their right to appear at the Settlement Hearing; (ii) constitutes due, adequate and sufficient notice to all persons and entities entitled to receive notice of the proposed Settlement; and (iii) satisfies the requirements of New York Business Corporation Law § 626, the United States Constitution (including the Due Process Clause), and all other applicable laws and rules. The date and time of the Settlement Hearing shall be included in the Notice before it is published.

4

8.             Appearance and Objections at Settlement Hearing: Any person or entity who or which held shares of Renren common stock or ADSs as of the date of this Scheduling Order and continues to hold such shares or ADSs as of the Settlement Hearing Date may enter an appearance in the Action, at his, her or its own expense, individually or through counsel of his, her or its own choice, by filing with the Clerk of the Supreme Court of the State of New York, New York County (either by mail or through counsel and the Court’s electronic filing system), and delivering a notice of appearance to representative counsel for Plaintiffs and Defendants, such that it is filed or received no later than ten (10) Business Days prior to the Settlement Hearing Date, or as the Court may otherwise direct.

9.             Any person or entity who or which held shares of Renren common stock or ADSs as of the date of this Scheduling Order and continues to hold such shares or ADSs as of the Settlement Hearing Date may file a written objection to: (a) the proposed Settlement and/or Plaintiffs’ Counsel’s application for an award of attorneys’ fees and litigation expenses, and appear and provide arguments and/or evidence as to why the proposed Settlement and/or the application for attorneys’ fees and litigation expenses should not be approved (or in the case of the application for attorneys’ fees and litigation expenses, or should be approved in a different amount); and/or (b) any Requested Renren Shareholder Release; provided, however, that, unless otherwise directed by the Court, no such person or entity shall be heard or entitled to contest either (x) the approval of the terms and conditions of the proposed Settlement and/or the application for attorneys’ fees and litigation expenses or (y) any Requested Renren Shareholder Release unless that person or entity has filed a written objection (or objections) with the Clerk of the Supreme Court of the State of New York, New York County (by mail or through counsel in accordance with the Court’s electronic filing system), and served copies of such objection(s) on the Administrator so such objection(s) is/are filed or received no later than ten (10) Business Days prior to the Settlement Hearing Date. The Administrator is directed to forward copies of such objections to all Parties immediately upon receipt.

5

10.           Any objections, filings and other submissions: (a) must state the objector’s name, mailing address, email address, telephone number, and, if represented by an attorney, the name, mailing address, email address, and telephone number of the objector’s attorney; (b) must be signed by the objector; (c) must contain a statement of the objection(s) and the specific reason(s) for the objection(s), including any legal and evidentiary support the objector wishes to bring to the Court’s attention; and (d) must include documentation sufficient to prove that the objector held shares of Renren common stock or ADSs as of the date of the objection and continues (or will continue) to hold such shares or ADSs as of the Settlement Hearing Date. If the objection is sent by mail it must also include the full case name (In re Renren Inc. Derivative Litig., Supreme Court, New York County, Index No. 653594/2018). An objector is not required to attend the Settlement Hearing. However, any objector wishing to be heard orally, either individually or through counsel of their own choice, is required to indicate in their written objection their intention to appear at the Settlement Hearing and to include in their written objection the identity of any witnesses they may call to testify and copies of any exhibits they intend to introduce into evidence at the Settlement Hearing. All objections to any Requested Renren Shareholder Release (if any) must be filed separately from any objections to the approval of the terms and conditions of the proposed Settlement and/or the application for attorneys’ fees and litigation expenses.

6

11.           All objections must be e-filed by using the New York State Courts Electronic Filing system (https://iapps.courts.state.ny.us/nyscef/Login) or by mailed to the Clerk of the Court, 60 Centre Street, Room 119A, New York, NY 10007 with a copy to the Administrator, as instructed in the Notice.

12.        Unless the Court orders otherwise, any person or entity who or which does not make his, her or its objection in the manner provided herein shall be deemed to have waived his, her or its right to object to any aspect of the proposed Settlement and Plaintiffs’ Counsel’s application for an award of attorneys’ fees and litigation expenses, and shall be forever barred and foreclosed from objecting to the fairness, reasonableness or adequacy of the Settlement or the requested attorneys’ fees and litigation expenses, or from otherwise being heard concerning the Settlement or the requested attorneys’ fees and litigation expenses in this or any other proceeding.

13.          To the extent that the Court approves any Requested Renren Shareholder Release, any Renren Shareholder who accepts a distribution from the Settlement Account and who or which does not make his, her or its objection in the manner provided herein shall be deemed to have waived his, her or its right to object to any aspect of the Requested Renren Shareholder Release.

14.         Stay of Action: Until otherwise ordered by the Court, the Court hereby stays all proceedings in the Action other than proceedings necessary to carry out or enforce the terms and conditions of the Stipulation. Pending final determination of whether the Settlement should be approved, the Court bars and enjoins Plaintiffs from commencing, instituting or prosecuting any of the Released Plaintiffs’ Claims against any of the Defendant Releasees.

7

15.          Notice Costs: Any and all costs and expenses related to providing Notice will be deducted from the Settlement Account. The Notice Costs will not be reimbursed to Defendants in the event that the Settlement is not consummated.

16.          Termination of Settlement: If the Settlement is terminated pursuant to Section F of the Stipulation, Plaintiffs and the Defendants shall be restored to their respective positions in the Action immediately prior to the execution of the Stipulation and shall promptly discuss and agree on a new scheduling order to govern further proceedings in this Action. For the avoidance of doubt, any Party shall have the right to terminate the Settlement pursuant to Section F of the Stipulation, or upon any order vacating, modifying, revising, or reversing the Final Order and Judgment.

17.        Use of this Order: Neither the Stipulation, nor any act or omission in connection therewith, is intended or shall be deemed to be a presumption, concession or admission by: (a) any Defendant as to the validity of any claims, defenses, other issues raised, or which might be or have been raised, in the Action or in any other litigation, or to be evidence of or constitute an admission of wrongdoing or liability by any of them, and each of them expressly denies such wrongdoing or liability; or (b) Plaintiffs as to the infirmity of any claim or the validity of any defense, or that damages in the Action would not have exceeded the Net Settlement Amount. The existence of the Stipulation, its contents or any negotiations, statements, or proceedings in connection therewith, shall not be offered or admitted in evidence or referred to, interpreted, construed, invoked or otherwise used by any Person for any purpose in the Action or otherwise, except as may be necessary to effectuate the Settlement. This provision shall remain in force in the event that the Settlement is terminated for any reason whatsoever. Notwithstanding the foregoing, any of the Defendant Releasees, Plaintiffs, or Renren Releasees may file the Stipulation, or any judgment or order of the Court related thereto in any other action that may be bought against them, in order to support any and all defenses or counterclaims based on res judicata, collateral estoppel, good-faith settlement, judgment bar or reduction or any other theory of claim preclusion or issue preclusion or similar defense or counterclaim.

8

18.           Supporting Papers: Plaintiffs’ Lead Counsel shall file and serve the opening papers in support of the proposed Settlement, and Plaintiffs’ Lead Counsel’s application for an award of attorneys’ fees and expenses, no later than twenty-five (25) Business Days prior to the Settlement Hearing; and reply papers, if any, shall be filed and served no later than five (5) Business Days prior to the Settlement Hearing.

19.           Defendants’ Requested Release: To the extent that Defendants request that the Court include the Requested Renren Shareholder Release in the Judgment, Defendants must file their papers in support of such relief no later than twenty (20) Business Days prior to the Settlement Hearing. Any Renren Shareholder that wishes to object to Defendants’ request to include the Requested Renren Shareholder Release shall file any objection no later than ten (10) Business Days prior to the Settlement Hearing in accordance with paragraph 9-11 above.

20.           Retention of Jurisdiction: The Court retains jurisdiction to consider all further applications arising out of or connected with the proposed Settlement save that any dispute between the Parties regarding, related to, or arising out of the Stipulation shall be submitted to mediation on an expedited basis before Judge Layn R. Phillips or, in the event Judge Phillips is unavailable, another member of the Phillips ADR Enterprises, pursuant to paragraph 48 of the Stipulation.

9

21.           Sales of SoFi Shares: Notwithstanding anything to the contrary herein, the Parties agree that any sales of SoFi shares to raise funds for purposes of funding the Settlement Account including, but not limited to, those sales prior to the Parties’ entry into the Stipulation, or approval of the Settlement, or at any other time, shall be deemed not to violate the Stipulation and Order Regarding the Order of Attachment (the “Attachment Order”), entered by the Court on July 7, 2021. The Attachment Order will be suspended until the Court enters the Judgment or the Settlement is terminated but only to the extent necessary for the OPI Payors to fulfill their obligations under this Stipulation, including the sale of SoFi shares to raise funds for purposes of funding the Settlement Account.

Hon. Andrew Borrok, J.S.C.

10

EXHIBIT B

Notice to Shareholders (and ADS Holders) of Renren, Inc. of
Proposed Settlement of Shareholder Derivative Action,
Settlement Hearing, and Right to Appear

The Supreme Court of the State of New York, New York County,
authorized this Notice. This is not a solicitation from a lawyer.

Please read this notice (the “Notice”) carefully and in its entirety. This Notice relates to a proposed settlement (the “Settlement”)1 of a consolidated shareholder derivative action (the “Lawsuit”) brought on behalf of Renren, Inc. (“Renren”) and pending in the Supreme Court of the State of New York, County of New York (the “Court”).

This Notice contains important information. Your rights will be affected by these legal proceedings. If the Court approves the Settlement, you will be forever barred from contesting the fairness, reasonableness, and adequacy of the Settlement and related matters, and from pursuing the Released Claims (as defined herein).

If the Settlement is approved by the Court, and subject to other conditions of the Settlement being satisfied, an aggregate amount of at least $300 million, less any amounts awarded by the Court for Plaintiffs’ Counsel’s attorneys’ fees and expenses and Settlement-related administrative and tax expenses, will be distributed on a pro rata basis to Renren shareholders and ADS holders as of a Record Date (the “Record Date”). The Record Date will be the earliest practicable date after the Effective Date consistent with the terms of the Deposit Agreement and/or the requirements of any applicable New York Stock Exchange rule(s), if any (including, but not limited to, Rule 204.12) or other applicable securities laws and regulations (including, but not limited to, Rule 10b-17 promulgated pursuant to the Securities Exchange Act of 1934). Once the specific date of the Record Date is determined, Renren shall file a Form 6-K and comply with the Deposit Agreement to publicly announce that date.

Please note that there is no proof of claim form for shareholders to submit in connection with the Settlement and Renren shareholders and ADS holders are not required to take any action in response to this Notice.

If you are a record owner of Renren Class A ordinary shares, please read the section below entitled “NOTICE TO RECORD OWNERS TO DISPUTE ANY DISCREPANCIES IN THE RECORD OWNER REGISTER.”

1. Why did I get this Notice?

This Notice is being sent to because you as a record owner of Renren Class A ordinary shares and/or Renren ADS as of the date the parties signed the Settlement Stipulation.

You have a right to know about the proposed Settlement of the Lawsuit, and about all of your options, before the Court decides whether to approve the Settlement.

1 All capitalized terms used in this Notice that are not otherwise defined herein shall have the meanings provided in the Stipulation of Settlement, dated October 7, 2021 (the “Stipulation”), which is available on the Settlement website at www.XXXXX.com.

This Notice explains the Lawsuit, the Settlement, your legal rights, what benefits are available, and who is eligible for them.

The Court in charge of the Lawsuit is the Supreme Court of the State of New York, New York County, Commercial Division, and the case is called In re Renren Inc. Derivative Litigation, Index No. 653594/2018. The judge presiding over the Lawsuit is Justice Andrew Borrok. The shareholders who brought the Lawsuit are called the Plaintiffs,2 and the companies and people who the shareholders have sued are called the Defendants.3 The Lawsuit is a derivative action, which means that the Plaintiffs seek to pursue claims on behalf of Renren itself. Renren is named in the Lawsuit as a Nominal Defendant only and there are no claims asserted against Renren.

If the Court approves the Settlement and the Settlement becomes effective: (a) the Lawsuit will be dismissed with prejudice, (b) the release of Released Plaintiffs’ Claims (defined below) will become effective, and (c) the Administrator approved by the Court will make payments pursuant to the Settlement. In addition, if Defendants seek a release of direct claims held by Renren Shareholders4 and the Court approves such a release, then any direct claims held by Renren Shareholders will be released. The Settlement is not contingent on any release of direct claims held by Renren Shareholders, and the Court may approve the Settlement even without granting a release of any direct claims held by Renren Shareholders.

2. What is this lawsuit about?

The following summary does not constitute findings of the Court. The Court has made no findings about the following matters and these descriptions are not opinions of the Court as to the merits of any of the claims or defenses raised by any of the parties.

2 The Plaintiffs are: Heng Ren Silk Road Investments LLC, Oasis Investments II Master Fund Ltd., and Jodi Arama (collectively, “Plaintiffs”).

3 The Defendants are: Joseph Chen (“Chen”); David K. Chao (“Chao”); DCM III, L.P., DCM III-A, L.P., DCM Affiliates Fund III, L.P., and DCM Investment Management III, LLC (collectively, the “DCM Defendants”); Duff & Phelps, LLC (“Duff & Phelps”); Oak Pacific Investment (“OPI”); Social Finance, Inc. (“SoFi”); SoftBank Group Capital Limited (“SoftBank GCL”), SoftBank Group Corp. (“SoftBank Group”), SB Pan Pacific Corporation (“SoftBank PPC” and collectively with SoftBank GCL and SoftBank Group, the “SoftBank Defendants”); Renren SF Holdings, Inc. (“Renren SF”); and Renren Lianhe Holdings (“Renren Lianhe”) (collectively, “Defendants”). Renren itself is a nominal Defendant in the Lawsuit.

4 “Renren Shareholders” means all owners of Renren Class A ordinary shares, whether they are record holders or beneficial owners, as of the Record Date and, to the extent they are separate from the Class A ordinary shares, all owners of Renren ADSs, whether they are record holders or beneficial owners, as of the Record Date, but excluding as to either owners of Class A ordinary shares or Renren ADSs, all Defendants and the D&O Releasees.

2

Plaintiffs alleged5 that the Defendants, directly or indirectly, harmed Renren in connection with a series of integrated transactions announced on April 30, 2018 (the “Transaction”) involving: (a) the offering of shares in OPI (the “Private Placement”) to shareholders of Renren (including holders of Renren’s American depositary shares (“ADSs”)) who qualified as “Eligible Shareholders” (i.e., shareholders who were “accredited investors” under the Securities Act of 1933 and “qualified purchasers” under the Investment Company Act of 1940, and not residents of a defined “Excluded Jurisdiction” where the Private Placement would be prohibited); (b) a cash dividend (the “Cash Dividend”) payable to shareholders of Renren (including ADS holders) other than Eligible Shareholders who accept the Private Placement offer, in an amount calculated as the “OPI Value” of $500 million divided by the total number of Renren shares (and ADSs) not participating in the Private Placement; and (c) the separation of OPI from Renren (the “Separation”). Renren previously formed OPI as a direct wholly owned subsidiary of Renren for the purpose of Renren’s transfer of most of its investments in privately held companies to OPI. Renren then transferred to OPI its minority interests in 44 portfolio companies, among other things (the “Investments”). The Investments included all of Renren’s shares of SoFi, which constituted, by value, Renren’s largest single investment. Upon closing of the Private Placement, Renren would continue as a publicly held entity, with its remaining businesses and holdings. OPI would be separated as a privately held entity that owned the Investments, and Renren would no longer own any shares of OPI. The Transaction was completed in June 2018, and Renren paid the $134.3 million Cash Dividend.

Plaintiffs asserted claims under Cayman Islands law and New York law in connection with the Transaction, and included allegations that Renren was controlled by Chen, the DCM Defendants, Liu, and the SoftBank Defendants, and that Chen, Chao, and other insiders—aided and abetted and assisted by the DCM Defendants, the Softbank Defendants, and Duff & Phelps—caused Renren to transfer its Investments at an undervalued price in the Transaction, thus benefitting certain Defendants and harming Renren.

Plaintiffs also asserted claims relating to the disposition of interests in SoFi stock following the completion of the Transaction and the commencement of the Lawsuit. Those claims allege that in March 2019 and October 2019, OPI and its wholly owned subsidiaries fraudulently conveyed interest in SoFi stock to SoFi (and later SoftBank GCL).

Plaintiffs’ Counsel reviewed tens of thousands of documents, consulted with financial and foreign law experts about the Lawsuit, and both Defendants and Plaintiffs presented arguments to the Court about the merits of the claims. The Court decided not to dismiss the Lawsuit, but did not make any final decisions about the merits of the case.

Defendants have denied, and continue to deny, all allegations of wrongdoing, fault, liability or damage, and assert that Plaintiffs’ claims have no legal or factual merit.

3. Why is there a settlement?

Although Plaintiffs and Plaintiffs’ Counsel believe they would have prevailed on their claims at trial, Defendants believe the Plaintiffs’ claims would have been dismissed before trial and, in any event, that Plaintiffs would not have prevailed on their claims against Defendants at a trial. To avoid the cost and risks of further proceedings and potentially a trial, the parties have agreed to the Settlement, which will entitle Renren Shareholders to receive money. The Plaintiffs and Plaintiffs’ Counsel think the Settlement is fair and is in the best interests of Renren and its shareholders and ADS holders.

5 The operative complaint in the Lawsuit is the amended and supplemental consolidated complaint, dated March 22, 2021 (the “Complaint”), which is available on the Settlement website at www.XXXXX.com.

3

Plaintiffs’ Counsel conducted an investigation and pursued discovery relating to the claims and the underlying events and transactions alleged in the Lawsuit. Plaintiffs’ Counsel analyzed the evidence obtained during their investigation and the discovery obtained in the Lawsuit, researched the applicable law with respect to the claims and the potential defenses asserted in the Lawsuit (and retained and consulted with foreign law experts on Cayman Islands law and Chinese law), and engaged and consulted with financial experts with respect to potential damages recoverable in the Lawsuit.

In negotiating and evaluating the terms of the Settlement, Plaintiffs and Plaintiffs’ Counsel considered the legal and factual defenses to the Plaintiffs’ claims and the expense, delay, and risk of pursuing the claims through trial and appeals. While Plaintiffs believe that the Investments were undervalued in the Transaction and that Renren did not receive hundreds of millions of dollars to which it was entitled in connection with the Transactions, Defendants have argued that they acted appropriately and continue to deny all allegations of wrongdoing, fault, liability, or damage. A retired United States District Court Judge, acting as a private mediator, assisted the parties over several months to negotiate the best deal that could be reached by agreement rather than continued litigation. In light of the risks of continued litigation, the amount of the Settlement, and the immediacy of recovery, Plaintiffs and Plaintiffs’ Counsel believe that the Settlement is fair, reasonable and adequate, and in the best interests of the Company and its shareholders and ADS holders. Plaintiffs and Plaintiffs’ Counsel believe that the Settlement provides an extraordinary benefit to Renren and its shareholders and ADS holders though corporate governance changes and provides its minority shareholders and ADS holders with a substantial gross monetary recovery of at least $300 million in cash, as compared to the risk that the claims in the Lawsuit would produce a smaller, or no recovery after trial and appeals, possibly years in the future. None of the Defendants, nor certain other former Renren officers and directors, shall be entitled to participate in the settlement proceeds.

The Court has not made any final decisions about the merits of Plaintiffs’ claims or Defendants’ defenses.

4. What does the settlement provide?

In consideration for the full and final dismissal with prejudice of the Lawsuit and the releases described below, the Defendants have agreed to pay the greater of (a) $300 million or (b) the sum of (x) $38.6866 per ADS multiplied by the number of issued and outstanding ADS held by Renren Shareholders as of the Record Date and (y) $0.859701 per Class A ordinary share multiplied by the total number of issued and outstanding Class A ordinary shares held by Renren Shareholders as of the Record Date (the “Settlement Amount”). The Settlement Amount will be paid into a common Settlement Account (the “Settlement Account”).

The Settlement Amount, less any amounts awarded by the Court for Plaintiffs’ Counsel’s attorneys’ fees and expenses and Settlement-related administrative and tax expenses, will be distributed on a pro rata basis to Renren Shareholders that own shares of Renren Class A common stock or Renren ADS as of the Record Date. Defendants and certain current and/or former Renren insiders (James Jian Liu, Tianruo Pu, Stephen Tappin, Hui Huang, and Thomas Ren, and each of their agents, attorneys, advisors, representatives, heirs, successors, and assigns (the “D&O Releasees”)) shall not be entitled to participate in or receive any portion from the Settlement Account.

4

Distribution of the Settlement Account is the responsibility of Plaintiffs and Plaintiffs’ Counsel under the supervision of the Court, and Defendants shall have no responsibility for the Settlement Account once the OPI Defendants and Duff & Phelps have paid or caused the $300 million (plus any True Up amount(s) required as set forth in the Stipulation) to be paid into the Settlement Account.

In addition to the monetary recovery for public shareholders, the Settlement provides that Renren will agree to the following corporate governance changes, which will remain in effect for 5 years following approval of the Settlement:

a.	Neither Renren nor any Renren Board of Directors committee may hire Duff & Phelps for any purpose;

b.	Renren’s directors will certify at least annually that they (i) have reviewed Renren’s Code of Business Conduct and Ethics; (ii) have complied with it; and (iii) have not taken, and will not take, any action that violates its provisions;

c.	Neither the Chairman of the Renren Board of Directors, if not independent, nor any other Renren corporate officer, will serve as a member of the Corporate Governance and Nominating Committee of the Renren Board of Directors; and

d.	Renren will award director compensation that is comprised of a mix of (i) cash and (ii) deferred equity or equity-linked compensation to attempt to align the interests of Renren’s directors with those of Renren’s shareholders. All Renren directors will be required to hold shares or ADSs of Renren.

5. How does the Settlement affect my rights?

If the Settlement is approved by the Court, you cannot bring derivative claims or be part of any other derivative lawsuit against Released Defendant Parties about the issues in the Lawsuit. Giving up these claims is called a release. If the Settlement is approved by the Court, the Court will enter a final order and Judgment (the “Judgment”) whereby the Lawsuit will be dismissed with prejudice and the following releases will occur:

Release of Claims by Plaintiffs and Renren: Plaintiffs, on behalf of themselves, and their respective heirs, executors, administrators, predecessors, successors, and assigns, in their capacities as such only, derivatively on behalf of Renren, and Renren directly, by operation of the Stipulation and the Judgment and to the fullest extent allowed by law, shall completely, fully, finally and forever release, relinquish, settle and discharge each and all of the Released Defendant Parties (defined below) from any and all of the Released Plaintiffs’ Claims (defined below), and shall forever be barred and enjoined from commencing, instituting or prosecuting any of the Released Plaintiffs’ Claims against any of the Released Defendant Parties. Plaintiffs, on behalf of themselves, and their respective heirs, executors, administrators, predecessors, successors, and assigns, by operation of the Stipulation and the Judgment and to the fullest extent allowed by law, shall completely, fully, finally and forever release, relinquish, settle and discharge each and all of the Renren Releasees (defined below) from any and all of the Released Plaintiffs’ Claims (defined below), and shall forever be barred and enjoined from commencing, instituting or prosecuting any of the Released Plaintiffs’ Claims against any of the Renren Releasees. Renren, by operation of the Stipulation and the Judgment and to the fullest extent allowed by law, shall completely, fully, finally and forever release, relinquish, settle and discharge each and all of the other Renren Releasees (defined below) from any and all of the Released Plaintiffs’ Claims (defined below), and shall forever be barred and enjoined from commencing, instituting or prosecuting any of the Released Plaintiffs’ Claims against any of the other Renren Releasees.

5

“Released Defendant Parties” means Defendants and each of their respective current and former directors, officers, employees, agents, attorneys, representatives, principals, affiliates, subsidiaries, parents, divisions, members, partners, limited partners, former and current shareholders, predecessors, successors, assigns and insurers.

“Released Plaintiffs’ Claims” means any claims that have been or could have been asserted in the Action or any forum by Plaintiffs and Renren, including all of Plaintiffs’ shareholders, officers, directors, employees and those of their parents, subsidiaries and other affiliates, on their own behalf and on behalf of each of their respective predecessors, successors, heirs, agents, executors, administrators and assigns, and any person they represent, and on behalf of Renren against Defendants and each of their respective predecessors, successors, affiliates, heirs, agents, executors, administrators and assigns, and any persons they represent, from any and all claims or causes of action, known or unknown, based upon, arising out of, or in any way relating to any of the facts, acts, omissions, transactions, events or occurrences alleged in the pending Lawsuit, including (merely for the avoidance of doubt but without limitation): the Separation; the Private Placement; the Transaction; the OPI Value; the Cash Dividend; the Call Options; the Call Option Transfer; the SoftBank Option Exercise Transfer; the Opinion, as defined in the Complaint; provided, however, that this release shall not include claims by the parties to enforce the terms of the Settlement.

“Renren Releasees” means Renren and all of its current and former directors, officers, employees, agents, attorneys, advisors, representatives, principals, affiliates, subsidiaries, parents, divisions, members, partners, limited partners, former and current shareholders, predecessors, successors, assigns and insurers. For the avoidance of doubt, Renren Releasees does not include Duff & Phelps.

Release of Claims by the Defendants: The Defendants, on behalf of themselves, and their respective heirs, executors, administrators, predecessors, successors, and assigns in their capacities as such only, by operation of the Stipulation and the Judgment and to the fullest extent allowed by law, shall completely, fully, finally and forever release, relinquish, settle and discharge each and all of the Released Plaintiff Parties (defined below) and Renren Releasees, but, for the sake of clarity, excluding any other Defendant except as expressly provided for in the Stipulation or in any other agreement among such Defendants, from any and all of the Released Defendants’ Claims (defined below, and together with the Released Plaintiffs’ Claims, the “Released Claims”), and shall forever be barred and enjoined from commencing, instituting or prosecuting any of the Released Defendants’ Claims against any of the Released Plaintiff Parties and Renren Releasees, but, for the sake of clarity, excluding any other Defendant except as expressly provided for in the Stipulation or in any other agreement among such Defendants.

6

“Released Plaintiff Parties” means Plaintiffs, their respective counsel (including all Plaintiffs’ Counsel), and their past and present officers and directors, and all agents, representatives, estates, insurers, reinsurers and advisors of any of the foregoing.

“Released Defendants’ Claims” means any claims that have been or could have been asserted in the Action or any forum by Defendants or any of them or their respective successors and assigns against Plaintiffs, Plaintiffs’ Counsel, and each of their respective predecessors, successors, affiliates, heirs, agents, executors, administrators and assigns, and any persons they represent, and Renren Releasees, but, for the sake of clarity, excluding any other Defendants except as expressly provided for herein or in any other agreement among such Defendants, from any and all claims or causes of action, known or unknown, relating to the investigation, initiation, prosecution, defense, and/or resolution of the Action; provided, however, that such release shall not waive or release any claims, rights or remedies that Defendants may have with respect to obligations pursuant to the terms of the Stipulation. Nor shall anything contained in this Stipulation release any past, present, or future claims on the part of any current or former Renren officers or directors for (i) indemnification against Renren, except that a Defendant may not seek indemnification from Renren with respect to any amount contributed by or on behalf of the Defendant to the Settlement Amount and/or the True Up; and/or (ii) coverage under Renren’s insurance policies.

The releases the Settlement extend to “Unknown Claims,” which are defined as:

Any and all Released Claims that a Person granting a Release hereunder does not know or suspect exist in his, her or its favor at the time of the release of the Released Claims, including without limitation those which, if known, might have affected the decision to enter into this Settlement, and any and all claims which any Defendant does not know or suspect to exist in his, her or its favor at the time of the release of the Released Defendant Claims, including without limitation those which, if known, might have affected the decision to enter into this Settlement. With respect to any and all Released Claims, the Parties stipulate and agree that upon the Effective Date, Plaintiffs (for themselves and on behalf of the Releasing Persons other than Renren), the Renren Releasees, the D&O Releasees and each Defendant shall be deemed to have waived, relinquished and released any and all provisions, rights and benefits conferred by or under Cal. Civ. Code § 1542 or any law of the United States or any state of the United States or territory of the United States or other jurisdiction, or principle of common law, which is similar, comparable or equivalent to Cal. Civ. Code § 1542, which provides:

A general release does not extend to claims which the creditor does not know or suspect to exist in his or her favor at the time of executing the release, which if known by him or her must have materially affected his or her settlement with the debtor.

Renren, Plaintiffs , the D&O Releasees, and Defendants acknowledge that that they may discover facts in addition to or different from those now known or believed to be true with respect to the Released Claims, but that it is the intention of all Parties to completely, fully, finally and forever extinguish any and all Released Claims, known or unknown, suspected or unsuspected, which now exist, or heretofore existed, or may hereafter exist, and without regard to the subsequent discovery of additional or different facts. Renren, Plaintiffs, the D&O Releasees and Defendants acknowledge, that the inclusion of “Unknown Claims” in the definition of “Released Claims” was separately bargained for and was a key element of the Settlement and was relied upon by Plaintiffs and Defendants in entering into the Stipulation.

7

In addition, the Defendants may ask the Court for a release such that any Renren Shareholder who receives and accepts a distribution from the Settlement Account also be deemed to have released any Released Plaintiffs’ claims that that shareholder may have against each Defendant, D&O Releasees and other Renren Releasees (the “Requested Renren Shareholder Release”). The Settlement is not contingent on the Requested Renren Shareholder Release, and the Court may approve the Settlement even without approving the Requested Renren Shareholder Release. Plaintiffs have not agreed to any such release, but have agreed that they will not oppose Defendants’ petitioning the Court for the Requested Renren Shareholder Release. If Defendants choose to seek such relief, Defendants must raise the issue with the Court, in writing, no later than on XXXXX XX, 2021. Any Renren Shareholder that wishes to object to any Requested Renren Shareholder Release must do so no later than on XXXXX XX, 2021, before the Settlement Hearing by filing a separate objection to the Requested Renren Shareholder Release.

The Requested Renren Shareholder Release is not a condition to the Settlement. That is, the Settlement is binding on Defendants and the distributions from the Settlement Account will be paid pursuant to the Settlement (subject to the Court’s approval) even if the Court denies Defendants’ request to include the Requested Renren Shareholder Release.

6. How will the lawyers be paid?

Plaintiffs’ Counsel have invested significant time and resources in investigating and pursuing the derivative claims asserted in the Lawsuit, and have been working exclusively on a contingent fee since filing the Lawsuit, meaning that they would only be compensated for their time litigating this Lawsuit if they created a benefit for Renren or Renren’s shareholders through the Lawsuit. Moreover, Plaintiffs and Plaintiffs’ Counsel have incurred significant expenses in pursuing the Lawsuit on behalf of Renren, which could only be recovered if they created a benefit for Renren or Renren’s shareholders through the Lawsuit.

In light of the risks undertaken in pursuing the Action on a contingency basis and the benefits created for Renren and Renren’s shareholders through the Settlement and the prosecution of the Lawsuit, Plaintiffs’ Counsel intend to apply to the Court for an award of attorneys’ fees in an amount not to exceed ____ of the Settlement amount as well as reimbursement of costs and expenses incurred in an amount not to exceed $________, exclusive of the costs of the Administrator, discussed below.

Plaintiffs’ Counsel have been working on the Lawsuit since 2018. The fees would pay Plaintiffs’ Counsel for litigating the case and negotiating the Settlement that achieves a minimum of a $300 million monetary recovery and corporate governance improvements. The expenses are to reimburse Plaintiffs and Plaintiffs’ Counsel for out-of-pocket expenses incurred in litigating the Lawsuit. In addition to these attorneys’ fees and expenses, the Administrator will be entitled to payment for the fees and expenses for administering the Settlement and forwarding payments for distribution to public shareholders, as well as any fees and expenses relating to the payment of any taxes for interest earned on the Settlement Account.

8

The Court may award less than these amounts. Defendants have agreed not to oppose Plaintiffs’ Counsel’s request for attorneys’ fees or reimbursement of costs and expenses. The amount of the fees and expenses, the payment to the Settlement Administrator, and any tax-related expenses will be deducted from the Settlement Account.

7. When and where will the Court decide whether to approve the Settlement?

The Court will hold a Settlement Hearing at 0:00 __.m. on XXXXX XX, 2021, at the at the Supreme Court of the State of New York, 60 Center Street, Room 659, New York, NY 10007. The Court reserves the right to hold the Settlement Hearing in person at or to hold a virtual hearing online, as the Court deems appropriate in its discretion.

At this hearing, the Court will consider whether the Settlement is fair, reasonable, and adequate and whether to approve the Settlement. The Court will also consider Plaintiffs’ Counsel’s request for an award of attorneys’ fees and expenses. If there are objections, the Court will consider them. At or after the hearing, the Court will make decisions whether to approve these matters relating to the Settlement. We do not know how long these decisions will take.

To the extent that any Defendant seeks a Requested Renren Shareholder Release, the Court will also determine whether to approve the Requested Renren Shareholder Release at the Settlement Hearing. Approval of the Settlement shall be independent of, and not contingent upon, the Court’s decision on whether to approve any Requested Renren Shareholder Release requested by Defendants (if any).

8. How do I tell the Court that I don’t like the Settlement?

If you are a current record or beneficial owner of Renren Class A ordinary shares and/or Renren ADSs, and you continue to own such stock through the date of the Settlement Hearing, you can object to the Settlement if you don’t like any part of it, including the request by Plaintiffs’ Counsel for fees and reimbursement of expenses as described above. You can give reasons why you think the Court should not approve the Settlement or the request for fees/expenses. The Court will consider your views.

To the extent that any Defendant seeks a Requested Renren Shareholder Release, you may also object to such a Requested Renren Shareholder Release. Any such objection to any Requested Renren Shareholder Release shall be separately filed from any objection to the Settlement or the request by Plaintiffs’ Counsel for fees and reimbursement of expenses as described above.

To object to the Settlement generally or the Requested Renren Shareholder Release, you must file with the Court, no later than XXXXX XX, 2021, a written statement saying that you object to the Settlement or the Requested Renren Shareholder Release. Your objection must: (a) identify the case known as In re Renren Inc. Derivative Litigation, Index No. 653594/2018; (b) include your name, mailing address, email address, telephone number, and, if represented by an attorney, the name, mailing address, email address, and telephone number of your attorney; (c) include your signature; (d)  describe the specific reasons you object, including any legal and evidentiary support for your objections that you wish to bring to the Court’s attention; and (e) include documentation sufficient to prove that you held shares of Renren common stock or ADSs as of the close of business on the date of the objection and continue (or will continue) to hold such shares or ADSs as of the Settlement Hearing Date.

9

The easiest way to file your objection(s) with the Court and notify all counsel is by using the New York State Courts Electronic Filing system (https://iapps.courts.state.ny.us/nyscef/Login). You can create an account without an attorney. By electronically filing your objection(s) the court and all attorneys will receive the objection(s) at the same time. Choose to “File Documents” in the “Supreme Court” then choose to “File to an Existing Case.” In the “Case Number” field type “653594/2018” and for the Court select “New York County Supreme Court.” You are filing “Documents relating to an existing Motion/Cross-Motion/Petition/OSC” and should check “I am filing as a non-party to this case.” After you enter your name and address, you should upload your objection(s) and relate it to Plaintiffs’ Motion for Final Settlement Approval or Defendants’ filing, if any, seeking a Requested Renren Shareholder Release. Alternatively, you can mail your objection(s) so that such objection(s) is/are received no later no later than XXXXX XX, 2021 by the Clerk of the Court, 60 Centre Street, Room 119A, New York, NY 10007 with a copy to the Administrator, ADDRESS, EMAIL.

An objector is not required to attend the Settlement Hearing. However, any objector wishing to be heard orally, either individually or through counsel of their own choice, is required to indicate in their written objection(s) their intention to appear at the Settlement Hearing and to include in their written objection(s) the identity of any witnesses they may call to testify and copies of any exhibits they intend to introduce into evidence at the Settlement Hearing.

9. Do I have to come to the hearing?

No. Plaintiffs’ Counsel will answer questions the Court may have. But, you are welcome to come at your own expense. If you submit any objection(s), you don’t have to come to Court to talk about it. As long as you mailed your written objection(s) with the proper documentation and in the manner described above on time, the Court will consider it. You may also pay your own lawyer to attend, but it is not necessary.

10. How do I get more information?

This Notice summarizes the Settlement. For more detailed information about the matters involved in the Lawsuit, you are referred to the papers on file in the Lawsuit, which may be inspected during regular business hours of each business day at the Office of the Clerk of the Supreme Court of the State of New York, County of New York, 60 Center Street, Room 119A, New York, NY 10007, or by using the New York State Unified Court System eCourts website (https://iapps.courts.state.ny.us/webcivil/ecourtsMain). Copies of the Stipulation and any related orders entered by the Court will be posted on the Settlement website at www.XXXXX.com. If you have questions regarding the Settlement, you may write or call the following representative for Plaintiffs’ Counsel: ______________.

10

Copies of this Notice may also be obtained from the website maintained by the Settlement Administrator, www.XXXXX.com, or by calling the Administrator at 1-800-XXX-XXXX, or by emailing info@XXXXX.com.

NOTICE TO RECORD OWNERS TO DISPUTE ANY DISCREPANCIES IN THE RECORD OWNER REGISTER

If you are a record owner of Renren Class A ordinary shares, please review the last line of the address block on the address page of this Notice, which states the number of shares of Renren Class A ordinary shares for which you are the record owner according to Renren’s register of members (the “Register”). If you dispute the accuracy of the number of shares listed by the Register, you must provide written notice to the Administrator within thirty (30) days of the date of this Notice stating (i) that you dispute the accuracy of the number of shares held by you listed in the Register and (ii) the correct number of shares that you believe should be listed in the Register. To the extent that you dispute the accuracy of the number of shares listed by the Register, you must follow the procedures set forth in Section 46 of the Cayman Islands Companies Act (2021 Revision), which requires that you apply to a Cayman Islands Court for an order that the Register be rectified. In the event that you dispute the number of Class A ordinary shares held by you as reflected in the Register, the Administrator will only disburse to you that portion of the Settlement Amount that is undisputed (if any) and hold the remainder until such time that your challenge to the Register is resolved by a Court of the Cayman Islands under Section 46 of the Cayman Islands Companies Law (2021).

Please do not call or write the Court or the office of the Clerk of the Supreme Court of the State of New York, New York County, regarding this Notice.

11

EXHIBIT C

SUPREME COURT OF THE STATE OF NEW YORK

COUNTY OF NEW YORK

x
IN RE RENREN, INC. DERIVATIVE LITIGATION	: : : : : :	Index No. 653594/2018 FINAL ORDER AND JUDGMENT Hon. Andrew Borrok, J.S.C. IAS Part 53
x

WHEREAS, a consolidated shareholder derivative action is pending in this Court entitled In re Renren, Inc. Derivative Litigation, Index No. 653594 (the “Action”);

WHEREAS, (a) plaintiffs Heng Ren Silk Road Investments LLC (“Heng Ren”), Oasis Investments II Master Fund Ltd. (“Oasis”), and Jodi Arama (“Arama”) (collectively, “Plaintiffs”), on behalf of themselves as well as derivatively in the right of and for the benefit of nominal defendant Renren, Inc (“Renren”) and (b) defendants Joseph Chen (“Chen”); David K. Chao (“Chao”), DCM III, L.P., DCM III-A, L.P., DCM Affiliates Fund III, L.P., and DCM Investment Management III, LLC (collectively, the “DCM Defendants”); Duff & Phelps; LLC (“Duff & Phelps”); Oak Pacific Investment (“OPI”); Social Finance, Inc. (“SoFi”); SoftBank Group Capital Limited (“SoftBank GCL”), SoftBank Group Corp. (“SoftBank Group”), and SB Pan Pacific Corporation (“SoftBank PPC” and collectively with SoftBank GCL and SoftBank Group, the “SoftBank Defendants”); Renren SF Holdings, Inc. (“Renren SF”); and Renren Lianhe Holdings (“Renren Lianhe”) (collectively, “Defendants,” which term does not include Renren) (each Plaintiff and each Defendant, as well as Renren, is a “Party,” and Plaintiffs, Renren, and Defendants are referred to collectively as the “Parties”), as well as Renren itself, have entered into a Stipulation of Settlement dated October 7, 2021 (the “Stipulation”) that provides for a complete dismissal with prejudice of the claims asserted against the Defendants in the Action on the terms and conditions set forth in the Stipulation, subject to the approval of this Court;

WHEREAS, by Order dated _________ __, 2021 (the “Scheduling Order”), this Court, among other things, (a) ordered that notice of the proposed Settlement be provided to Renren Shareholders; (b) provided Renren Shareholders with the opportunity to object to the proposed Settlement; and (c) scheduled a hearing regarding final approval of the Settlement;

WHEREAS, the Court conducted a hearing on _________ __, 2021 (the “Settlement Hearing”) to consider, among other things, (a) whether Plaintiffs and Plaintiffs’ Counsel have adequately represented the interests of Renren and Renren Shareholders; (b) whether the proposed Settlement on the terms and conditions provided for in the Stipulation is fair, reasonable and adequate to Plaintiffs, Renren, and Renren’s Shareholders, and should be approved by the Court; (c) whether all Released Claims should be dismissed with prejudice; (d) to determine whether a judgment should be entered dismissing the Action with prejudice against the Defendants; (e) whether the application by Plaintiffs’ Counsel for an award of attorneys’ fees and reimbursement of litigation expenses should be approved and in what amount; and (e) whether to approve any Requested Renren Shareholder Release (if any); and

WHEREAS, it appearing that due notice of the hearing has been given in accordance with the Scheduling Order; the Parties having appeared by their respective attorneys of record; the Court having heard and considered evidence in support of the proposed Settlement; the attorneys for the respective Parties having been heard; an opportunity to be heard having been given to all other persons requesting to be heard in accordance with the Scheduling Order; the Court having determined that notice to Renren Shareholders was adequate and sufficient; and the entire matter of the proposed Settlement having been heard and considered by the Court;

2

NOW, THEREFORE, IT IS HEREBY ORDERED, ADJUDGED AND DECREED, this ___ day of _____________, 202__, as follows:

1.            Definitions: Unless otherwise defined in this Judgment, the capitalized terms used herein shall have the same meaning as they have in the Stipulation.

2.             Jurisdiction: The Court has jurisdiction over the subject matter of the Action, and all matters relating to the Settlement.

3.           Incorporation of Settlement Documents: This Judgment incorporates, and makes a part hereof, the Stipulation filed with the Court on _____________, 2021.

4.            Derivative Action Properly Maintained; Adequacy of Plaintiffs and Plaintiffs’ Counsel: Based on the record in the Action, each of the provisions of New York Business Corporation Law § 626 has been satisfied and the Action has been properly maintained according to New York Business Corporation Law § 626. Plaintiffs and Plaintiffs’ Counsel have adequately represented the interests of Renren and its shareholders both in terms of litigating the Action and for purposes of entering into and implementing the Settlement.

5.           Notice: The Court finds that the mailing and publication of the Notice: (a) were implemented in accordance with the Scheduling Order; (b) constituted notice that was reasonably calculated, under the circumstances, to apprise Renren Shareholders of: (i) the pendency of the Action; (ii) the effect of the proposed Settlement (including the Releases to be provided thereunder); (iii) Plaintiffs’ Counsel’s application for an award of attorneys’ fees and reimbursement of litigation expenses; (iv) their right to object to the Settlement and/or Plaintiffs’ Counsel’s application for attorneys’ fees and litigation expenses; (v) the possibility of any Requested Renren Shareholder Release and their right to object thereto; and (vi) their right to appear at the Settlement Hearing; (c) constituted due, adequate and sufficient notice to all persons and entities entitled to receive notice of the proposed Settlement; and (d) satisfied the requirements of New York Business Corporation Law § 626, the United States Constitution (including the Due Process Clause), and all other applicable laws and rules.

3

6.           Record Shareholders: Pursuant to the Notice, which was mailed on October ___, 2021, each Renren Shareholder owning Class A common shares and listed on the Register (“Record Shareholder(s)”) as of the Stipulation Date was provided notice of the number of shares recorded with the Register as of the Stipulation Date and was provided with thirty (30) days to dispute the accuracy of the Register. As of ____________, 202__, _____ disputes were filed and ___ disputes are presently pending.

7.            Settlement Account: The Court finds that Defendants have satisfied their initial financial obligations under the Stipulation due to OPI Payors and Duff & Phelps paying or causing to be paid $300,000,000 on behalf of the Defendants and all Defendant Releasees to the Settlement Account. The OPI Payors have also paid or shall pay any required True Up to the Settlement Account. To the extent any open Record Shareholder disputes exist as referenced in paragraph 6 herein, OPI Payors will be bound to make further True Up payments as necessary once any such disputes are resolved.

8.             Final Settlement Approval and Dismissal of Claims: Pursuant to, and in accordance with, New York Business Corporation Law § 626, this Court hereby fully and finally approves the Settlement set forth in the Stipulation in all respects (including, without limitation: the Settlement Amount and True Up, as applicable; the Releases, including the release of the Released Plaintiffs’ Claims as against the Defendant Releasees; the Corporate Governance Changes; and the dismissal with prejudice of the claims asserted against the settling Defendants in the Action), and finds that the Settlement is, in all respects, fair, reasonable and adequate to Plaintiffs, Renren, and Renren’s Shareholders. The Parties are directed to implement, perform, and consummate the Settlement in accordance with the terms and provisions contained in the Stipulation.

4

9.            The Action and all of the claims asserted against the Defendants in the Action by Plaintiffs and Renren are hereby dismissed with prejudice. Further, the Stipulation and Order Regarding the Order of Attachment, entered by the Court on July 7, 2021, shall cease to exist and have no further effect upon the Effective Date, and any funds being held in escrow pursuant to that Order shall be returned to OPI after the Effective Date. The Parties shall bear their own costs and expenses, except as otherwise expressly provided in the Stipulation.

10.           Binding Effect: The terms of the Stipulation and of this Judgment shall be forever binding on the Defendants, Renren, and Plaintiffs, as well as their respective successors and assigns.

5

11.           Releases: The Releases set forth in paragraph16 of the Stipulation, together with the definitions contained in paragraph 1 of the Stipulation relating thereto, are expressly incorporated herein in all respects. The Releases are effective as of the Effective Date. Accordingly, this Court orders that:

(a)               Without further action by anyone, and subject to paragraph 10 above, upon the Effective Date, (i) Renren and Plaintiffs, on behalf of themselves, and their respective heirs, executors, administrators, predecessors, successors, and assigns, by operation of the Stipulation and this Judgment and to the fullest extent allowed by law, shall completely, fully, finally and forever release, relinquish, settle and discharge each and all of the Defendant Releasees and D&O Releasees from any and all of the Released Plaintiffs’ Claims, and shall forever be barred and enjoined from commencing, instituting or prosecuting any of the Released Plaintiffs’ Claims against any of the Defendant Releasees and D&O Releasee, (ii) Plaintiffs, on behalf of themselves, and their respective heirs, executors, administrators, predecessors, successors, and assigns, by operation of the Stipulation and this Judgment and to the fullest extent allowed by law, shall completely, fully, finally and forever release, relinquish, settle and discharge each and all of the Renren Releasees from any and all of the Released Plaintiffs’ Claims, and shall forever be barred and enjoined from commencing, instituting or prosecuting any of the Released Plaintiffs’ Claims against any of the Renren Releasees, and (iii) Renren by operation of the Stipulation and this Judgment and to the fullest extent allowed by law, shall completely, fully, finally and forever release, relinquish, settle and discharge each and all of the other Renren Releasees from any and all of the Released Plaintiffs’ Claims, and shall forever be barred and enjoined from commencing, instituting or prosecuting any of the Released Plaintiffs’ Claims against any of the other Renren Releasees.

(b)             Without further action by anyone, and subject to paragraph 10 above, upon the Effective Date of the Settlement, the Defendants, on behalf of themselves, and their respective heirs, executors, administrators, predecessors, successors, and assigns in their capacities as such only, by operation of the Stipulation and this Judgment and to the fullest extent allowed by law, shall completely, fully, finally and forever release, relinquish, settle and discharge each and all of the Plaintiffs, Plaintiffs’ Counsel, and Renren Releasees, but, for the sake of clarity, excluding any other Defendants except as expressly provided for herein or in any other agreement among such Defendants, from any and all of the Released Defendants’ Claims, and shall forever be barred and enjoined from commencing, instituting or prosecuting any of the Released Defendants’ Claims against any of the Plaintiffs, Plaintiffs’ Counsel and Renren Releasees, but, for the sake of clarity, excluding any other Defendants except as expressly provided for herein or in any other agreement among such Defendants.

6

(c)              Without further action by anyone, and subject to paragraph 10 above, upon the Effective Date of the Settlement, Duff & Phelps, on behalf of itself, and their respective heirs, executors, administrators, predecessors, successors, and assigns in their capacities as such only, by operation of the Stipulation and this Judgment and to the fullest extent allowed by law, shall completely, fully, finally and forever release, relinquish, settle and discharge each and all of the other Defendants, the Defendant Releasees, and Renren Releasees, including Unknown Claims, that are based upon or relate to, directly or indirectly, the Action, including without limitation, any claims for indemnification relating to the Action or any claims relating to the Parties’ entry into this Settlement, and shall forever be barred and enjoined from commencing, instituting or prosecuting against the other Defendants any of the claims released pursuant to the Stipulation; provided, however, that such release shall not waive or release any claims, rights or remedies that Duff & Phelps may have (a) for indemnification, advancement, contribution or other relief under its engagement letter with Renren in respect of any unasserted shareholder claims not released pursuant to paragraph 16.a. of the Stipulation, or (b) pursuant to the Stipulation.

(d)              Without further action by anyone, and subject to paragraph 10 above, upon the Effective Date of the Settlement, each of the Defendants (other than Duff & Phelps) and Renren, on behalf of themselves, and their respective heirs, executors, administrators, predecessors, successors, and assigns in their capacities as such only, by operation of the Stipulation and this Judgment and to the fullest extent allowed by law, shall completely, fully, finally and forever release, relinquish, settle and discharge Duff & Phelps, and its current and former directors, officers, employees, agents, attorneys, representatives, principals, affiliates, subsidiaries, parents, divisions, members, partners, limited partners, former and current shareholders, predecessors, successors, assigns and insurers for any claims, including Unknown Claims, that are based upon or relate to, directly or indirectly, the Action, including without limitation, any claims relating to the Parties’ entry into this Settlement, and shall forever be barred and enjoined from commencing, instituting or prosecuting against Duff & Phelps any of the claims released pursuant to the Stipulation; provided, however, that such release shall not waive or release any claims, rights or remedies that Defendants other than Duff & Phelps and Renren may have pursuant to the Stipulation.

7

12.            Notwithstanding paragraphs 9 and 11 above, nothing in this Judgment shall bar any action by any of the Parties to enforce or effectuate the terms of the Stipulation or this Judgment.

13.          Requested Renren Shareholder Release: Defendants ___ have ___ have not filed a motion requesting that the Court consider the Requested Renren Shareholder Release. Upon consideration the motion of Defendants to include the Requested Renren Shareholder Release (if filed), any objections thereto, and the arguments of counsel presented at the Settlement Hearing, the Court ___ grants ___ denies Defendants’ motion, and Renren Shareholders ___ are ___ are not deemed to have released the Released Plaintiffs’ Claims against the Defendant Releasees and other Renren Releasees. The Court’s approval or denial of the Requested Renren Shareholder Release is not a condition to this Judgment or the Stipulation or grounds for terminating the Stipulation, which is binding regardless of whether the Court has or has not approved Defendants’ motion.

14.          Settlement Account Distributions: The Administrator is authorized to distribute the Net Settlement Amount to Renren Shareholders other than Defendants and the D&O Releasees in accordance with the terms of the Stipulation following the Record Date, as provided for in the Stipulation and herein.

8

15.          The Administrator will transfer the portion of the Settlement Amount payable to Renren Shareholders who are Renren ADS holders as of the Record Date to CitiBank, or to the DTCC for further disbursement in accordance with Renren’s existing Deposit Agreement as soon as practicable after the Record Date. The Administrator will send all Record Shareholders as of the Record Date his, her or its pro-rata share of the Net Settlement Amount in accordance with the terms of Stipulation as soon as reasonably practical following the Record Date. However, no payment of less than $5 will be made to Renren Shareholders. Payments to Renren Shareholders will be distributed by check or wire payment.

16.         If the Net Settlement Amount has any funds remaining, including any funds returned to the Administrator for any reason, after six (6) months from the date of distribution of the Net Settlement Amount, if economically feasible, the funds shall be re-distributed, after payment of unpaid costs or fees incurred in administering the Net Settlement Amount for such re-distribution, among Renren Shareholders in an equitable and economic manner (except that supplemental distributions that result in payments of less than five dollars ($5) will not be paid). If such supplemental distribution is not economically feasible, or if funds still remain after the second distribution, then all such remaining funds shall be paid to Renren.

17.          This Order shall be deemed final and conclusive against all Renren Shareholders as it relates to payments made pursuant to this Order. No Renren Shareholder will have any claim against Plaintiffs, Plaintiffs’ Counsel, Defendants, the Released Parties, the Administrator, or any of their counsel, based on the distributions made substantially in accordance with this Order.

18.        The Administrator estimates that the administrative fees and expenses will be approximately $_________. These estimated fees and expenses will be withheld from the initial distribution of the Net Settlement Amount, and shall be paid to the Administrator from the Settlement Account when such fees and expenses are incurred.

9

19.           Any additional incurred administrative fees and expenses in aggregate amount not to exceed $_______ shall be paid from the Settlement Account to the Administrator upon approval by Plaintiffs’ Counsel. Any additional incurred administrative fees and expenses in aggregate greater than $_______ shall be paid from the Settlement Account to the Administrator only upon Court approval.

20.           The Administrator is authorized to destroy paper copies of all supporting documentation one year after all funds in the Settlement Account have been distributed.

21.         No Defendant will have any responsibility or liability for the administration of this settlement, or the allocation or distribution of the Settlement Account.

22.           No Admissions: Neither this Judgment, the Stipulation, including the exhibits thereto, nor any act or omission in connection therewith is intended or shall be deemed to be a presumption, concession or admission by: (i) any of the Defendants or any of the other Defendant Releasees as to the validity of any claims, defenses, other issues raised, or which might be or have been raised, in the Action or in any other litigation, or to be evidence of or constitute an admission of wrongdoing or liability by any of them, and each of them expressly denies such wrongdoing or liability; or (ii) Plaintiffs as to the infirmity of any claim or the validity of any defense, or that damages in the Action would not have exceeded the Net Settlement Amount. The existence of this Judgment, the Stipulation, its contents or any negotiations, statements, or proceedings in connection therewith, shall not be offered or admitted in evidence or referred to, interpreted, construed, invoked, or otherwise used by any Person for any purpose in the Action or otherwise, except as may be necessary to effectuate the Settlement. This provision shall remain in force in the event that the Settlement is terminated for any reason whatsoever. Notwithstanding the foregoing, the Stipulation or this Judgment may be introduced in any proceeding, whether in the Court or otherwise, in order to support any and all defenses or counterclaims based on res judicata, collateral estoppel, good-faith settlement, judgment bar or reduction or any other theory of claim preclusion or issue preclusion or similar defense or counterclaim or otherwise to consummate or enforce the Settlement and/or Judgment.

10

23.         Award of Attorneys’ Fees and Expenses: Plaintiffs’ Counsel are hereby awarded attorneys’ fees in the amount of _____% of the Settlement Amount and expenses in the amount of $_____________, which fees and expenses shall be paid from the Settlement Account and which sums the Court finds to be fair and reasonable. The Court-awarded attorneys’ fees and expenses shall be paid to Plaintiffs’ Counsel in accordance with the terms of the Stipulation.

24.           No proceedings or court order with respect to the award of attorneys’ fees and expenses to Plaintiffs’ Counsel shall in any way disturb or affect this Judgment (including precluding this Judgment from being Final or otherwise being entitled to preclusive effect), and any such proceedings or court order shall be considered separate from this Judgment.

25.         Retention of Jurisdiction: Without affecting the finality of this Judgment in any way, this Court retains continuing and exclusive jurisdiction over the Parties for purposes of the administration, interpretation, implementation, and enforcement of the Settlement.

26.           Modification of the Stipulation: Without further approval from the Court, Plaintiffs and the Defendants are hereby authorized to agree to and adopt such amendments or modifications of the Stipulation or any exhibits attached thereto to effectuate the Settlement that: (a) are not materially inconsistent with this Judgment; and (b) do not materially limit the rights of the Parties, Renren or Renren Shareholders in connection with the Settlement. Without further order of the Court, Plaintiffs and the Defendants may agree to reasonable extensions of time to carry out any provisions of the Settlement.

11

27.           Termination of Settlement: If the Settlement is terminated as provided in the Stipulation, this Judgment shall be vacated, rendered null and void and be of no further force and effect, except as otherwise provided by the Stipulation, and this Judgment shall be without prejudice to the rights of Plaintiffs, all other Renren Shareholders, Renren, and the Defendants, and the Parties shall be restored to their respective positions in the Action immediately prior to the execution of the Stipulation.

28.           Entry of Final Judgment: There is no just reason to delay the entry of this Judgment as a final judgment in the Action. Accordingly, the Clerk of the Supreme Court of the State of New York, County of New York, is expressly directed to immediately enter this final judgment in the Action.

Hon. Andrew Borrok, J.S.C.

12